As filed with the Securities and Exchange Commission on November 27, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Northern States Power Company

(Exact Name of Registrant as Specified in Its Charter)

Minnesota	4931	41-1967505
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

414 NICOLLET MALL

MINNEAPOLIS, MINNESOTA 55401
(612) 330-5500
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Richard C. Kelly

Vice President and Chief Financial Officer
Northern States Power Company
414 Nicollet Mall
Minneapolis, Minnesota 55401
(612) 330-5500
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:

Robert J. Joseph
Jones, Day, Reavis & Pogue
77 West Wacker Drive
Chicago, Illinois 60601
(312) 269-4176

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of each class of	Amount to be	Offering Price Per	Aggregate	Registration
Securities to be Registered	Registered	Unit(1)	Offering Price(1)	Fee

8.00% First Mortgage Bonds, Series B due August 28, 2012	$450,000,000	100%	$450,000,000	$41,400

(1)	In accordance with Rule 457(f)(2) under the Securities Act of 1933, as amended, the registration fee is based on the book value, which has been calculated as of November 25, 2002, of the outstanding 8.00% First Mortgage Bonds, Series A due August 28, 2012 of Northern States Power Company to be canceled in the exchange transaction hereunder.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject To Completion, Dated November 27, 2002

Preliminary Prospectus

Northern States Power Company

(a Minnesota corporation)

Offer to Exchange

$450,000,000 8.00% First Mortgage Bonds, Series B due August 28, 2012
For Any and All Outstanding $450,000,000 First Mortgage Bonds
Series A due August 28, 2012

The Exchange Offer will expire at 5:00 p.m., New York City time, on                     , 200 , unless extended.

Terms of the Exchange Offer

          We are offering to exchange first mortgage bonds registered under the Securities Act of 1933, as amended, for a like principal amount of original first mortgage bonds that we issued in a private placement that closed on August 29, 2002.

          The terms of the exchange first mortgage bonds are substantially identical to the terms of the original first mortgage bonds, except that the exchange first mortgage bonds will not contain transfer restrictions and will not have the registration rights that apply to the original first mortgage bonds or entitle their holders to additional interest for our failure to comply with these registration rights. The terms and conditions of the exchange offer are more fully described in this prospectus.

          You may withdraw tenders of original first mortgage bonds at any time prior to the expiration of the exchange offer. We will exchange all original first mortgage bonds that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

          The Bank of New York is serving as the exchange agent. If you wish to tender your original first mortgage bonds, you must complete, execute and deliver, among other things, a letter of transmittal to the exchange agent no later than 5:00 p.m., New York City time, on the expiration date.

          Any outstanding original first mortgage bonds not validly tendered will remain subject to existing transfer restrictions.

          We will not receive any proceeds from the exchange offer.

          There is no existing market for the exchange first mortgage bonds offered by this prospectus and we do not intend to apply for their listing on any securities exchange or any automated quotation system.

          We believe that the exchange of original first mortgage bonds for exchange first mortgage bonds will not be taxable for United States federal income tax purposes. See “Material United States Federal Income Tax Considerations.”

          The exchange first mortgage bonds will have the same financial terms and covenants as the original first mortgage bonds, and will be subject to the same business and financial risks.

          You should consider carefully the “Risk Factors” beginning on page 9 of this prospectus before tendering your original first mortgage bonds for exchange.

          We are not asking you for a proxy and you are requested not to send us a proxy.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                     , 2002.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
SUMMARY
RISK FACTORS
Risks Related to Our Relationship to Xcel Energy and NRG
USE OF PROCEEDS
THE EXCHANGE OFFER
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
LIQUIDITY AND CAPITAL RESOURCES
DESCRIPTION OF FIRST MORTGAGE BONDS
BOOK-ENTRY SYSTEM
EXCHANGE OFFER AND REGISTRATION RIGHTS
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL OPINIONS
INDEPENDENT ACCOUNTANTS
SIGNATURES
EXHIBIT INDEX
Ex-4.1 Registration Rights Agreement
EX-5.1 Opinion of Gary R. Johnson
EX-12.1 Computation of Ratio of Earnings
EX-23.1 Independent Accountants' Consent
EX-24.1 Power of Attorney
Ex-25.1 Form T-1 Statement of Eligibility
EX-99.1 Form of Exchange Agency Agreement
EX-99.2 Form of Letter of Transmittal
EX-99.3 Form of Notice of Guaranteed Delivery
EX-99.4 Form of Letter to Clients
EX-99.5 Form of Letter to Nominees

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and the documents it incorporates by reference contain statements that are not historical fact and constitute “forward-looking statements.” When we use words like “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “may,” “should” or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

•	general economic conditions, including their impact on capital expenditures

•	our ability to access the capital markets and obtain credit on favorable terms

•	business conditions in the energy industry

•	competitive factors

•	unusual weather

•	changes in federal or state legislation

•	regulation

•	the other risk factors discussed under “Risk Factors” or listed from time to time by us in reports filed with the Securities and Exchange Commission

      You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties are discussed in more detail under “Business” and “Management’s Discussion and Analysis” in our Annual Report on Form 10-K for the year ended December 31, 2001, in our Quarterly Report on Form 10-Q for the period ended September 30, 2002, and other documents on file with the Securities and Exchange Commission. You may obtain copies of these documents as described under “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

      We are “incorporating by reference” the documents filed with the SEC that are listed below, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filing made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, until we sell all of the securities.

•	Our Annual Report on Form 10-K for the year ended December 31, 2001 filed with the SEC on April 1, 2002;

•	Our Quarterly Report on Form 10-Q for the period ended March 31, 2002, our Quarterly Report on Form 10-Q, as amended by our Quarterly Reports on Form 10-Q/ A, for the period ended June 30, 2002 and our Quarterly Report on Form 10-Q for the period ended September 30, 2002; and

•	Our Current Reports on Form 8-K filed with the SEC, and dated March 27, 2002, May 28, 2002, July 8, 2002, July 16, 2002, July 25, 2002, August 21, 2002 and August 22, 2002.

ii

      We are not required to, and do not, provide annual reports to holders of our debt securities unless specifically requested by a holder.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Corporate Secretary
Northern States Power Company
414 Nicollet Mall
Minneapolis, Minnesota 55401
(612) 330-5500

iii

SUMMARY

      This summary highlights the information contained elsewhere in or incorporated by reference into this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this exchange offer, we encourage you to read this entire prospectus and the documents to which we refer you in deciding whether to exchange your original first mortgage bonds for exchange first mortgage bonds. You should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements included elsewhere in or incorporated by reference into this prospectus. The term “original first mortgage bonds” as used in this prospectus refers to our outstanding 8.00% first mortgage bonds, series A due August 28, 2012 that we issued on August 29, 2002 and that have not been registered under the Securities Act of 1933, as amended. The term “exchange first mortgage bonds” refers to our 8.00% first mortgage bonds, series B due August 28, 2012 offered under this prospectus.

      In this prospectus, except as otherwise indicated, “Northern States Power Company,” “we,” “our,” and “us” refer to Northern States Power Company, a Minnesota corporation.

Our Company

General

      We are an operating utility engaged in the generation, transmission and distribution of electricity and the transportation, storage and distribution of natural gas in Minnesota, North Dakota and South Dakota. We provide retail electric utility service to approximately 1.3 million customers and gas utility service to approximately 0.4 million customers.

      We are a wholly-owned subsidiary of Xcel Energy Inc., a registered holding company under the Public Utility Holding Company Act of 1935 (“PUHCA”). Among Xcel Energy’s other subsidiaries are Public Service Company of Colorado, Southwestern Public Service Company, Northern States Power Company, a Wisconsin corporation, and NRG Energy, Inc. As a result of the recently completed exchange of shares of Xcel Energy for publicly held shares of NRG Energy, NRG is now an indirect wholly-owned subsidiary of Xcel Energy. NRG is a global energy company, primarily engaged in the ownership and operation of power generation facilities and the sale of energy, capacity and related products. We were incorporated in Minnesota in 2000.

      Our principal executive offices are located at 414 Nicollet Mall, Minneapolis, Minnesota 55401 and our telephone number is (612) 330-5500.

Recent Developments

      On September 5, 2002, Moody’s Investors Services Inc. lowered our senior secured debt rating from A2 to A3, our senior unsecured debt rating from A3 to Baa1, our corporate rating from A3 to Baa1, our commercial paper rating from P1 to P2 and our trust preferred securities rating from Baa1 to Baa2, in each case with “negative outlook.” Previously, on June 24, 2002, Standard & Poor’s Ratings Service had lowered the rating on our senior secured debt from A to BBB+, our senior unsecured rating from BBB+ to BBB- and the short-term rating on our commercial paper from A-2 to A-3. On July 26, 2002, Standard & Poor’s placed all of our company’s credit ratings on “CreditWatch” with negative implications, and such ratings remain on CreditWatch developing. On July 30, 2002, Fitch Ratings lowered its credit rating on our first mortgage bonds from A+ to BBB+, our senior unsecured credit rating from A to BBB and our commercial paper rating from F1 to F2, in each case with “negative outlook.” On August 16, 2002, Moody’s lowered our senior secured debt rating from Aa3 to A2 and our senior unsecured debt rating from A1 to A3, and in each case, such ratings remained on review for possible downgrade. These actions followed a series of developments involving Xcel Energy and various of its subsidiaries, particularly NRG, as described below under the caption “Risk Factors — Risks Related to Our Relationship to Xcel Energy and NRG.”

      On August 15, 2002, we entered into a new $300 million 364-day revolving credit facility to replace our facility that was expiring on that day (the “New Bank Credit Facility”). The New Bank Credit Facility is secured by our first mortgage bonds issued in a principal amount equal to $308 million. On August 19, 2002, we entered into a $100 million, 60-day credit facility with Lehman Brothers Inc. (the “Lehman Facility”). The Lehman Facility was secured by our accounts receivable and was terminated upon completion of the offering of original first mortgage bonds.

      On August 8, 2002, the Minnesota Public Utilities Commission (“MPUC”) asked for additional information related to the impact of NRG’s financial circumstances on us. Subsequent to that date, several newspaper articles alleged concerns about the reporting of service quality data and our overall maintenance practices. In an order dated October 22, 2002, the MPUC opened an investigation into the accuracy of our reliability records and to allow for further review of our maintenance and other service quality measures. In addition, the order requires a number of reporting requirements regarding financial information and work with interested parties on various issues to ensure our commitments are fulfilled. The Minnesota Department of Commerce and Office of Attorney General have begun their investigation. There is no scheduled date for completion.

Summary of the Exchange Offer

      On August 29, 2002, we completed the private offering of $450 million in aggregate principal amount of our 8.00% first mortgage bonds, series A due August 28, 2002. These original first mortgage bonds were not registered under the Securities Act and, therefore, they are subject to significant restrictions on resale. Accordingly, when we sold these original first mortgage bonds, we entered into a registration rights agreement with the initial purchasers that requires us to deliver to you this prospectus and to permit you to exchange your original first mortgage bonds for exchange first mortgage bonds that have substantially identical terms to the original first mortgage bonds, except that the exchange first mortgage bonds will be freely transferable and will not have covenants regarding registration rights or additional interest. The exchange first mortgage bonds will be issued under the same indenture under which the original first mortgage bonds were issued and, as a holder of the exchange first mortgage bonds, you will be entitled to the same rights under the indenture that you had as a holder of original first mortgage bonds.

      Set forth below is a summary description of the terms of the exchange offer.

Exchange Offer	We are offering to exchange up to $450 million in aggregate principal amount of exchange first mortgage bonds for a like aggregate principal amount of original first mortgage bonds. Original first mortgage bonds may be tendered only in increments of $1,000.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 200 , unless we extend it. We do not currently intend to extend the exchange offer.

Interest on the Exchange First Mortgage Bonds	Interest on the exchange first mortgage bonds will accrue at the rate of 8.00% from the date of the last periodic payment of interest on the original first mortgage bonds or, if no interest has been paid, from August 28, 2002.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, including that:

• there is no change in law, regulation or any applicable interpretation of the SEC staff that prevents us from proceeding with the exchange offer; and

• there is no action or proceeding, pending or threatened, that would impair our ability to proceed with the exchange offer.

Procedure for Exchanging Original First Mortgage Bonds	If the original first mortgage bonds you wish to exchange are registered in your name:

• you must complete, sign and date the letter of transmittal and mail or otherwise deliver it, together with any other required documentation, to The Bank of New York, as exchange agent, at the address specified on the cover page of the letter of transmittal.

If the original first mortgage bonds you wish to exchange are in book-entry form and registered in the name of a broker, dealer or other nominee:

• you must contact the broker, dealer, commercial bank, trust company or other nominee in whose name your original first mortgage bonds are registered and instruct it to tender your original first mortgage bonds on your behalf. You must comply with The Depository Trust Company’s procedures for tender and delivery of book-entry securities in order to validly tender your original first mortgage bonds for exchange.

Questions regarding the exchange of original first mortgage bonds or the exchange offer generally should be directed to the exchange agent at the address specified in “The Exchange Offer — Exchange Agent.”

Guaranteed Delivery Procedures	If you wish to exchange your original first mortgage bonds and you cannot get the required documents to the exchange agent by the expiration date or you cannot tender and deliver your original first mortgage bonds in accordance with DTC’s procedures by the expiration date, you may tender your original first mortgage bonds according to the guaranteed delivery procedures described under the heading “The Exchange Offer — Guaranteed Delivery Procedures.”

Withdrawal Rights	You may withdraw the tender of your original first mortgage bonds at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Acceptance of Original First Mortgage Bonds and Delivery of Exchange First Mortgage Bonds	We will accept for exchange any and all original first mortgage bonds that are properly tendered in the exchange offer before 5:00 p.m., New York City time, on the expiration date, as long as all of the terms and conditions of the exchange offer are met. We will deliver the exchange first mortgage bonds promptly following the expiration date.

Resale of Exchange First Mortgage Bonds	Based on interpretations by the staff of the SEC, as detailed in a series of no-action letters issued by the SEC to third parties, we believe that you may offer for resale, resell or otherwise transfer the exchange first mortgage bonds without complying with the registration and prospectus delivery requirements of the Securities Act if:

• you are acquiring the exchange first mortgage bonds in the ordinary course of your business and do not hold any original first mortgage bonds to be exchanged in the exchange offer that were acquired other than in the ordinary course of business;

• you are not a broker-dealer tendering original first mortgage bonds acquired directly from us;

• you are not participating, do not intend to participate and have no arrangements or understandings with any person to participate in the exchange offer for the purpose of distributing the exchange first mortgage bonds; and

• you are not our “affiliate,” within the meaning of Rule 405 under the Securities Act.

If any of these conditions is not satisfied and you transfer any exchange first mortgage bonds without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act.

Each broker or dealer that receives exchange first mortgage bonds for its own account in exchange for original first mortgage bonds that were acquired as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange first mortgage bonds.

Consequences of Failure to Exchange	If you do not exchange your original first mortgage bonds for exchange first mortgage bonds, you will not be able to offer, sell or otherwise transfer the original first mortgage bonds except:

• in compliance with the registration requirements of the Securities Act and any other applicable securities laws,

• pursuant to an exemption from the securities laws, or

• in a transaction not subject to the securities laws.

Original first mortgage bonds that remain outstanding after completion of the exchange offer will continue to bear a legend reflecting these restrictions on transfer. In addition, upon completion of the exchange offer, you will not be entitled to any rights to have the resale of original first mortgage bonds registered under the Securities Act (subject to limited exceptions applicable only to certain qualified institutional buyers.) We currently do not intend to register under the Securities Act the resale of any original first mortgage bonds that remain outstanding after completion of the exchange offer.

Upon completion of the exchange offer, there may be no market for the original first mortgage bonds, and if you failed to exchange the original first mortgage bonds, you may have difficulty selling them.

United States Federal Income Tax Considerations	Your acceptance of the exchange offer and the exchange of your original first mortgage bonds for exchange first mortgage bonds will not be taxable for U.S. federal income tax purposes. See “Material United States Federal Income Tax Considerations” beginning on page 43.

Exchange Agent	The Bank of New York is serving as exchange agent for the exchange offer.

Appraisal or Dissenter’s Rights	You will have no appraisal or dissenters’ rights in connection with the exchange offer.

Summary Description of the Exchange First Mortgage Bonds

      The terms of the exchange first mortgage bonds we are issuing in the exchange offer and the original first mortgage bonds are identical in all material respects, except that:

•	the exchange first mortgage bonds will have been registered under the Securities Act;

•	the exchange first mortgage bonds will not contain transfer restrictions; and

•	the exchange first mortgage bonds will not have the registration rights that apply to the original first mortgage bonds or entitle their holders to additional interest for our failure to comply with these registration rights.

      A brief description of the material terms of the exchange first mortgage bonds is set forth below:

Securities Offered	$450,000,000 principal amount of 8.00% first mortgage bonds, series B due August 28, 2012.

Maturity	August 28, 2012.

Interest Rate	8.00% per annum.

Interest Payment Dates	February 28 and August 28 of each year, beginning on February 28, 2003.

Ranking	The exchange first mortgage bonds will be our senior secured obligations and will be secured equally and ratably with all of our other outstanding first mortgage bonds (including any original first mortgage bonds that are not exchanged in the exchange offer). As of November 1, 2002, $1.646 billion of our first mortgage bonds were outstanding.

Collateral	The exchange first mortgage bonds are secured by a first mortgage lien on all of our real and fixed properties, leasehold rights, franchises and permits, subject to limited exceptions.

Ratings	The exchange first mortgage bonds have been assigned a rating of “A3” (negative outlook) by Moody’s, “BBB+” (CreditWatch developing) by Standard & Poor’s and “BBB+” (negative outlook) by Fitch Ratings, in each case subject to final documentation. For a description of recent events affecting our credit ratings, see “Risk Factors.” Ratings from credit agencies are not recommendations to buy, sell or hold our securities and may be subject to revision or withdrawal at any time by the rating agency and should be evaluated independently of any other ratings.

Optional Redemption	We may redeem the exchange first mortgage bonds at any time, in whole or in part, at a “make whole” redemption price equal to the greater of (1) the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the exchange first mortgage bonds being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 50 basis points, plus in each case accrued and unpaid interest to the redemption date.

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange first mortgage bonds. We are making the exchange offer solely to satisfy our obligations under the registration rights agreement.

Summary Historical Financial Data

      The following tables present our summary consolidated historical financial data. The data presented in these tables are from “Selected Consolidated Financial Data,” included elsewhere in this prospectus. You should read that section for a further explanation of the financial data summarized here. You should also read the summary consolidated financial data presented below in conjunction with “Management’s Discussion and Analysis,” our audited and unaudited consolidated financial statements and related notes and other financial information contained in our Annual Report on Form 10-K for the year ended December 31, 2001 and our Quarterly Report on Form 10-Q for the period ended September 30, 2002, which we incorporate by reference in this prospectus. See “Where You Can Find More Information.” The historical financial information may not be indicative of our future performance.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(Unaudited)

	(Thousands of dollars, except ratios)
Consolidated Income Statement Data:
Operating revenue	$2,144,360	$2,567,994	$3,260,950	$3,000,483	$2,678,105	$2,604,341	$2,516,099
Operating expense	1,821,292	2,200,360	2,823,166	2,648,958	2,289,633	2,177,771	2,096,603

Operating income	323,068	367,634	437,784	351,525	388,472	426,570	419,496

Other income (deductions) — net	18,269	2,558	3,713	(5,725)	(11,287)	14,721	9,980
Interest charges and financing costs	77,236	77,350	100,900	142,385	120,774	106,372	108,247
Income taxes	105,652	118,179	132,732	92,191	97,431	124,713	121,764

Net income	$158,449	$174,663	$207,865	$111,224	$158,980	$210,206	$199,465

Other Consolidated Financial Data:
Ratio of earnings to fixed charges(1)	4.2x	4.3x	4.0x	2.4x	3.0x	4.0x	3.7x

September 30, 2002

(Thousands of dollars)

(Unaudited)
Consolidated Balance Sheet Data:
Current assets	$921,457
Net property, plant and equipment	3,720,683
Other assets	1,176,869

Total assets	5,819,009

Current portion of long term debt	232,228
Short-term debt	100,176
Other current liabilities	547,459

Total current liabilities	879,863

Deferred credits and other liabilities	1,374,858
Long-term debt	1,578,753
Mandatorily redeemable preferred securities of subsidiary trust	200,000
Common stockholders’ equity	1,785,535

Total liabilities and equity	$5,819,009

(1)	For purposes of computing the ratio of earnings to fixed charges, (1) earnings consist of net income plus fixed charges, federal and state income taxes, deferred income taxes and investment tax credits and less undistributed equity in earnings of unconsolidated investees, and (2) fixed charges consist of interest on long-term debt, other interest charges, distributions on redeemable preferred securities of subsidiary trust and amortization of debt discount, premium and expense.

RISK FACTORS

      You should carefully consider the risks described below as well as other information contained in this prospectus before exchanging your original first mortgage bonds. The risks described in this section are those that we consider to be the most significant to your decision whether to invest in our first mortgage bonds. If any of the events described below occurs, our business, financial condition or results of operations could be materially harmed. In addition, we may not be able to make payments on the first mortgage bonds, and this could result in your losing all or part of your investment.

Risks Related to Our Relationship to Xcel Energy and NRG

As we are a subsidiary of Xcel Energy, we may be negatively affected by events at Xcel Energy and its affiliates, particularly NRG.

      As stated below, our security ratings and access to the capital markets have been negatively impacted recently, and may be further affected in the future, because of our affiliation with Xcel Energy and NRG. As a result, our ability to access needed capital and bank credit may be limited, and our cost of capital may be increased by amounts that could be material.

      We are an operating electric and gas utility and a subsidiary of Xcel Energy. Xcel Energy has a number of other utility and non-utility subsidiaries, including NRG. NRG, a non-utility, nonregulated, subsidiary of Xcel Energy, is engaged in the ownership and operation of generating facilities. As is true of most companies in the independent power production business, the credit ratings on the debt securities of NRG were recently downgraded below investment grade. Currently, NRG’s unsecured bond obligations carry a bond rating of between CCC and D, depending upon both the specific debt issue and the rating agency rating system. Xcel Energy’s senior unsecured debt ratings also recently were lowered to Baa3, BBB- and BB+ by Moody’s, Standard & Poor’s and Fitch, respectively. NRG’s earnings from ongoing operations have recently declined primarily to lower power prices in the merchant energy markets.

      NRG has failed to make scheduled payments of interest and/or principal on approximately $5.5 billion of its debt and is in default under the related debt instruments. These missed payments also have resulted in cross-defaults of numerous other debt instruments of NRG. In addition, on November 6, 2002, lenders to NRG accelerated approximately $1.1 billion of NRG’s debt under its construction revolver financing facility, thereby rendering the debt immediately due and payable.

      Absent an agreement on a comprehensive restructuring plan, NRG will remain in default under its debt and other obligations, because it does not have sufficient funds to meet such requirements and obligations. As a result, the lenders will be able, if they so choose, to seek to enforce their remedies at any time, which would likely lead to a bankruptcy filing by NRG.

      In addition to the missed debt payments, a significant amount of NRG’s debt and other obligations contain terms which require that they be supported with letters of credit or cash collateral following a ratings downgrade. As a result of the downgrades that NRG has experienced this year, NRG estimates that it is in default of its obligations to post collateral ranging from $1.1 billion to $1.3 billion, principally to fund equity guarantees associated with its $2 billion construction and acquisition revolving credit facilities, to fund debt service reserves and other guarantees related to NRG projects and to fund trading operations.

      NRG continues to work with its lenders on a comprehensive restructuring plan that would contain waivers and/or material modifications of its debt and other obligations and its collateral requirements. There can be no assurance that NRG will be able to restructure its obligations or otherwise satisfactorily resolve these issues soon, or at all. We are unable to predict whether NRG will be able to implement any such restructuring plan, or whether, in the interim, NRG’s lenders and bondholders will continue to forbear from exercising any or all of the remedies available to them, including acceleration of NRG’s indebtedness, an involuntary proceeding in bankruptcy and, in the case of certain lenders, realization on the collateral for their indebtedness.

      Xcel Energy provides various guarantees and bond indemnities supporting its subsidiaries. As of September 30, 2002, Xcel Energy’s exposure under these guarantees totaled $323 million. Xcel Energy may be required to provide credit enhancements in the form of cash collateral, letters of credit or other security to satisfy part or potentially all of these exposures in the event that Standard & Poor’s or Moody’s were to downgrade Xcel Energy’s credit ratings below investment grade.

      The downgrades of Xcel Energy’s debt securities will increase its cost of capital and restrict its access to the capital markets. This will limit Xcel Energy’s ability to contribute equity or make loans to us, and cause us to seek alternative sources of funds to meet temporary cash needs. In addition, the PUHCA contains limitations on the ability of registered holding companies and their subsidiaries to issue securities. Such registered holding companies and their subsidiaries may not issue securities unless authorized by an exemptive rule or order of the SEC. For utility subsidiaries like us, one of the exemptive rules permits utilities to issue securities to finance their business so long as the issuance has been approved by the appropriate state utility commission. In our case, this first mortgage bond offering and our other short-term borrowings have been authorized by the MPUC and are exempt under this rule. To the extent we wish to issue securities that are not exempt by rule or order under the PUHCA, we will need to seek authorization from the SEC under the PUHCA. Because Xcel Energy does not qualify for any of the main exemptive rules, it sought and received financing authority from the SEC under the PUHCA. One of the conditions of that financing order, which also included authorization for intrasystem loans for the Xcel Energy subsidiaries to the extent not otherwise exempt, was that Xcel Energy’s common equity ratio, on a consolidated basis, be at least 30 percent. During the quarter ended September 30, 2002, Xcel Energy was required to record significant asset impairment losses from sales or divestitures of NRG assets and businesses, from NRG’s cancelling or deferring the funding of certain projects under construction and from NRG’s deciding not to contribute additional funds to certain projects already operating. As a result, Xcel Energy’s common equity ratio fell below 30 percent.

      In anticipation of falling below the 30 percent level, Xcel Energy obtained authorization from the SEC under PUHCA to engage in certain financing transactions and intrasystem loans through March 31, 2003, so long as its ratio of common equity to total capitalization, on an as adjusted basis, is at least 24 percent. As of September 30, 2002, Xcel Energy’s common equity ratio, as adjusted, was at least 24%. Financings authorized by the SEC included the issuance of debt (including convertible debt) to refinance or replace a $400 million credit facility that expired on November 8, 2002, issuance of $450 million of stock (less amounts of long-term debt issued as part of the refinancing of the $400 million credit facility) and the renewal of guarantees for trading obligations of NRG’s power marketing subsidiary. The SEC reserved jurisdiction over additional securities issuances by Xcel Energy through June 30, 2003, while its common equity ratio is below 30 percent. After June 30, 2003, Xcel Energy’s common equity ratio must be at least 30 percent in order to engage in financing transactions without additional approval of the SEC. In addition, we may issue on an exempt basis certain debt securities with a maturity of not more than nine months.

      It is possible that Xcel Energy may be required to recognize further losses at NRG and that its common equity ratio may fall below the 24 percent level. If that occurs and Xcel Energy is unable to obtain additional relief from the SEC, Xcel Energy may not be able to issue securities, which could have a material adverse effect on its ability to contribute equity or make loans to us, and this would cause us to seek alternative sources of funds to meet temporary cash needs. Alternative sources of funds could include the issuance of additional first mortgage bonds or other debt securities. No assurance can be given that such alternatives will be available to us in required amounts or at reasonable costs.

      We rely on Xcel Energy and Xcel Energy Services, a subsidiary service company of Xcel Energy, for many administrative services. If Xcel Energy were to experience severe financial difficulties, it would temporarily disrupt the provision of these services or cause us to provide those services ourselves, at potentially greater cost.

      Xcel Energy also is, or may in the future be, an obligor or co-obligor for various guarantees, sureties and other obligations for our benefit. If Xcel Energy were to default on those obligations or its other obligations, it could result in a default under our obligations, even if we are not separately in default. As a result, those obligations might be accelerated.

Our affiliate, NRG Energy, is likely insolvent and is in default under most of its debt obligations. Many of its subsidiaries are also likely in default. If these entities were the subject of voluntary or involuntary bankruptcy proceedings, their creditors could attempt to make claims against Xcel Energy or us, including claims to substantively consolidate our assets and liabilities with those of NRG or with those of NRG and Xcel Energy, or to substantively consolidate the assets and liabilities of NRG with those of Xcel Energy or us. These claims, if successful, could have a material adverse effect on our financial position and liquidity, and on our ability to make payments on the first mortgage bonds.

      As discussed above, NRG has failed to make scheduled payments of interest and/or principal on approximately $5.5 billion of its debt and is in default under the related debt instruments. These missed payments also have resulted in cross-defaults of numerous other debt instruments of NRG. In addition, on November 6, 2002, lenders to NRG accelerated approximately $1.1 billion of NRG’s debt under its construction revolver financing facility, thereby rendering the debt immediately due and payable.

      Absent an agreement on a comprehensive restructuring plan, NRG will remain in default under its debt and other obligations, because it does not have sufficient funds to meet such requirements and obligations. As a result, the lenders will be able, if they so choose, to seek to enforce their remedies at any time, which would likely lead to a bankruptcy filing by NRG.

      If NRG does become subject to a bankruptcy proceeding, NRG or its creditors could seek to substantively consolidate Xcel Energy or us with NRG. The equitable doctrine of substantive consolidation permits a bankruptcy court to disregard the separateness of related entities and to consolidate and pool the entities’ assets and liabilities and treat them as though held and incurred by one entity where the interrelationship between the entities warrants such consolidation. If NRG or its creditors were to assert such claims in an NRG bankruptcy proceeding, there can be no assurance as to how a bankruptcy court would resolve the issue. One of the creditors of an NRG project already has filed involuntary bankruptcy proceedings against that project and has included claims against NRG Energy and us. If a bankruptcy court were to allow substantive consolidation of us with NRG or with NRG and Xcel Energy or the substantive consolidation of Xcel Energy and NRG, it would have a material adverse effect on us and on our ability to make payments on the first mortgage bonds, and in any event, would likely preclude Xcel Energy from making loans or equity contributions to us and from providing credit support to us and would likely disrupt all our relationships with Xcel Energy, including its provision of administrative services to us.

Our credit ratings have been recently lowered and could be further lowered as a consequence of changes in the credit ratings of our affiliates. If this were to occur, the value of the first mortgage bonds could be reduced.

      Our secured debt has been assigned a rating by Standard & Poor’s of “BBB+” (CreditWatch developing), by Moody’s of “A3” (negative outlook) and by Fitch of “BBB+” (negative outlook).

      The recent reductions in our credit ratings described below occurred in the context of a series of developments involving Xcel Energy and its subsidiaries, particularly NRG. These included a severe deterioration in the credit ratings of NRG that began in 2001 and continued in 2002; Xcel Energy’s announcement on July 26, 2002 that NRG would likely be unable to meet collateral posting requirements in the event of a ratings downgrade; action taken by ratings agencies in June and July 2002 to reduce, or place on review, our credit ratings and those of NRG, Xcel Energy and various of its subsidiaries; and further negative actions taken by ratings agencies pending the outcome of negotiations to obtain a waiver or modification of certain cross-default provisions under Xcel Energy’s $800 million credit facilities that could have been triggered if NRG were to default in its debt obligations as a result of being unable to meet certain requirements to provide additional collateral as a result of the credit downgrade.

      On June 24, 2002, Standard & Poor’s lowered the rating on our senior secured debt from A to BBB+, our senior unsecured rating from BBB+ to BBB- and the short-term rating on our commercial paper from A-2 to

A-3. On July 26, 2002, Standard & Poor’s placed all of our company’s credit ratings on “CreditWatch” with negative implications, and such ratings remain on CreditWatch developing. On July 29, 2002, Moody’s placed our credit ratings under review for possible downgrade. On July 30, 2002, Fitch lowered its credit rating on our first mortgage bonds from A+ to BBB+, our senior unsecured credit rating from A to BBB and our commercial paper rating from F1 to F2, in each case with “negative outlook.” On August 16, 2002, Moody’s lowered our senior secured debt rating from Aa3 to A2 and our senior unsecured debt rating from A1 to A3, and in each case, such ratings remain on review for possible downgrade. On September 5, 2002, Moody’s lowered our senior secured debt rating from A2 to A3, our senior unsecured debt rating from A3 to Baa1, our corporate rating from A3 to Baa1, our commercial paper rating from P1 to P2 and our trust preferred securities rating from Baa1 to Baa2, in each case with “negative outlook.”

      These downgradings and any future downgrade of our securities will likely increase our cost of capital and reduce our access to the capital markets. This would adversely affect our financial condition and results of operations. We cannot assure you that any of our current ratings or those of our affiliates, including Xcel Energy and NRG, will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency. In particular, under the rating methodology used by Standard & Poor’s, our ratings could be changed to reflect a change in credit ratings of any of our affiliates, including NRG. Further adverse developments related to NRG’s liquidity and its debt and other obligations described above, and the actions taken by Xcel Energy to address that situation, could have an adverse effect on our credit ratings. Any lowering of the rating of the first mortgage bonds would likely reduce the value of the first mortgage bonds.

Our reduced access to sources of liquidity may increase our cost of capital and our dependence on bank lenders and external capital markets.

      Historically, we have relied on bank lines of credit, the commercial paper market and capital contributions from Xcel Energy to supplement our operating cash flow in order to meet the short-term liquidity requirements of our business. Given the recent events at NRG and Xcel Energy discussed above, however, we do not have access to the commercial paper market. Furthermore, until the issues related to NRG are resolved, we do not anticipate receiving further capital contributions from Xcel Energy.

      On June 24, 2002, Standard & Poor’s lowered the short-term rating on our commercial paper to A-3 from A-2 and Fitch lowered our commercial paper rating from F1 to F2. On September 5, 2002, Moody’s lowered our commercial paper rating from P1 to P2. In general, the market for commercial paper that is rated either below A-2 by Standard & Poor’s or below P-2 by Moody’s is limited. All of our commercial paper has been replaced with a combination of borrowings under our bank credit facility, proceeds from our long-term retail debt offering and internally generated funds.

      The cost of new borrowings to replace our commercial paper is likely to be greater than the historical cost of commercial paper. We entered into a new revolving credit facility on August 15, 2002 to replace our facility that was expiring. The new credit facility has a capacity of $300 million. Borrowings under that facility are secured by a series of our first mortgage bonds. As a result of our loss of access to the commercial paper market, limitations on funding from Xcel Energy and the current lack of additional capacity under our bank credit facility, we are likely to be more dependent upon accessing the capital markets. Access to the capital markets on favorable terms will be impacted by our credit ratings (and the ratings of our affiliated companies) and prevailing conditions in the capital markets.

      We also rely on accessing the capital markets to support our capital expenditure programs and other capital requirements to maintain and build our utility infrastructure and comply with future requirements such as installing emission-control equipment. Access to the capital markets and our cost of capital will be affected by our credit ratings (and the ratings of our affiliated companies) and prevailing conditions in the capital markets. If we are unable to access the capital markets on favorable terms, our ability to fund our operations and required capital expenditures and other investments, including our decommissioning fund, may be adversely affected.

We are a wholly-owned subsidiary of Xcel Energy. Xcel Energy can exercise substantial control over our dividend policy and business and operations and may do so in a manner that is adverse to our interests.

      Our board of directors consists of officers of Xcel Energy. Our board makes determinations with respect to the following:

•	our payment of dividends;

•	decisions on our financings and our capital raising activities;

•	mergers or other business combinations; and

•	our acquisition or disposition of assets.

      Historically we have paid quarterly dividends to Xcel Energy. In 2001 and the first nine months of 2002, we paid $167 million and $144 million of dividends to Xcel Energy, respectively. Our board of directors could decide to increase dividends, within the limitations of our approved capital structure, to Xcel Energy to support its cash needs. This could adversely affect our liquidity.

Recent and ongoing lawsuits relating to Xcel Energy’s ownership of NRG could impair Xcel Energy’s profitability and liquidity and could divert the attention of our management.

      Our president and chief executive officer, Wayne H. Brunetti, and our former chief financial officer, Edward J. McIntyre, have served in similar capacities at Xcel Energy. On July 31, 2002, a lawsuit purporting to be a class action on behalf of purchasers of Xcel Energy common stock between January 31, 2001 and July 26, 2002, was filed in the United States District Court in Minnesota. The complaint named Xcel Energy; Wayne H. Brunetti, chairman, president and chief executive officer of Xcel Energy; Edward J. McIntyre, former vice president and chief financial officer of Xcel Energy, and former chairman of Xcel Energy, James J. Howard, as defendants. Among other things, the complaint alleges violations of Section 10(b) of the Securities Exchange Act and Rule 10b-5 related to allegedly false and misleading disclosures concerning various issues, including “round trip” energy trades, the existence of cross-default provisions in Xcel Energy’s and its subsidiary, NRG’s, credit agreements with lenders, NRG’s liquidity and credit status, the supposed risks to Xcel Energy’s credit rating and the status of Xcel Energy’s internal controls to monitor trading of its power. Since the filing of the lawsuit on July 31, 2002, thirteen additional lawsuits have been filed with similar allegations. On August 15, 2002, a shareholder derivative action was filed in the same court as the class actions described above purportedly on Xcel Energy’s behalf, against certain of Xcel Energy’s present and former directors and officers, citing essentially the same circumstances as the class actions and asserting breach of fiduciary duty. Subsequently, two additional derivative actions were filed in the District Court for Hennepin County, Minnesota, against essentially the same defendants, focusing on alleged wrongful energy trading activities and asserting breach of fiduciary duty for failure to establish and maintain adequate accounting controls, abuse of control and gross mismanagement. In addition, class action complaints have been filed against Xcel Energy and the members of Xcel Energy’s board of directors under the Employee Retirement Income Security Act by participants in Xcel Energy’s 401(k) plan and purported shareholder derivative actions also have been filed. If any of these cases result in a substantial monetary judgment against Xcel Energy or are settled on unfavorable terms, Xcel Energy’s profitability and liquidity could be materially adversely affected.

Risks Associated with Our Business

There may be changes in the regulatory environment that impair our ability to recover costs from our customers.

      As a result of the fall out from the energy crisis in California and the financial troubles at a number of energy companies, including the financial challenges of Xcel Energy and NRG, the regulatory environments in which we operate have received an increased amount of public attention. The profitability of our utility operations is dependent on our ability to recover costs related to providing energy and utility services to our customers. Although we believe that the current regulatory environment applicable to our business would permit us to recover the costs of our utility services, it is possible that there could be changes in the regulatory environment that would impair our ability to recover costs historically absorbed by our customers.

      In light of the recent credit and liquidity events regarding NRG and Xcel Energy, we face enhanced scrutiny from our state regulators. The MPUC has initiated an inquiry into the financial situation at NRG and Xcel Energy and the possible effects on us, including the need to impose any mitigation measures on us. Mitigation measures, if deemed appropriate by the MPUC, could include limitations on our ability to issue equity and debt securities, increased regulation of those securities issuances and additional reporting requirements. We have received information requests from the MPUC and we have been cooperating with them to provide them the requested information. State utility commissions generally possess broad powers to ensure that the needs of the utility customers are being met. To the extent that our state utility commission takes the position that any of our dividends have been funded by any of our financings, including this offering, the regulators may not permit us to recover the related financing costs by passing them through to our customers as costs related to providing energy. We have also committed to insulate our ratepayers from the direct and indirect costs of NRG’s unregulated investments and thus, in seeking cost recovery, we will be required to separate any portion of costs that we experience that are directly or indirectly related to NRG, such as increased credit costs to us. Additionally, in connection with the August 2000 merger transaction that formed Xcel Energy, we committed to freeze our regulated rates through 2005, except under certain conditions. This rate freeze may limit our ability to seek rate recovery of certain costs.

We are currently the subject of an investigation by the MPUC of our service quality and as a result we may face remedial or punitive action.

      On August 8, 2002, the MPUC asked for additional information related to the impact of NRG’s financial circumstances on us. Subsequent to that date, several local Minneapolis newspaper articles alleged concerns about the reporting of service quality data and our overall maintenance practices. On September 25, 2002, the MPUC voted to open an investigation into the accuracy of our reliability records and to allow for further review of our maintenance, reliability records and other service quality measures. The Minnesota Department of Commerce and Office of Attorney General have begun their own investigation. There is no scheduled date for completion of these investigations. If we are found to have violated our service quality obligations, we may be subject to a range of remedial actions, including additional required spending on maintenance, and civil penalties, which could have a material adverse effect on our financial condition and results of operations.

We are subject to environmental laws and regulations which could be difficult and costly to comply with.

      We are subject to a number of environmental laws and regulations affecting many aspects of our past, present and future operations, including air emissions, water quality, wastewater discharges, and the management of spent nuclear fuel, wastes and hazardous substances. These laws and regulations generally require us to obtain and comply with a wide variety of environmental registrations, licenses, permits, inspections and other approvals. Environmental laws and regulations can also require us to perform environmental remediations, including remediations of properties formerly used to manufacture gas, and to install pollution control equipment at our facilities. Both public officials and private individuals may seek to enforce the applicable environmental laws and regulations against us. We cannot assure you that existing environmental laws or regulations will not be revised or that new laws or regulations seeking to protect the environment will not be adopted or become applicable to us or that we will not identify in the future conditions that will result in obligations or liabilities under existing environmental laws and regulations. Revised or additional laws or regulations which result in increased compliance costs or additional operating restrictions, or currently unanticipated costs or restrictions under existing laws or regulations, particularly if those costs are not fully recoverable from our customers, could have a material adverse effect on our results of operations.

      In 1999, the United States Department of Justice filed suit against a number of electric utilities for alleged violations of the Clean Air Act’s new source review requirements related to alleged modifications of electric generating stations located in the South and Midwest. Subsequently, the United States Environmental Protection Agency issued requests for information pursuant to the Clean Air Act to numerous other electric utilities, including us, seeking to determine whether those utilities engaged in activities that may have been in violation of the new source review standards. We responded to the EPA’s initial information request and are in the process of responding to a follow-up request. We believe we have acted in full compliance with the Clean Air Act and the new source review requirements. However, if the EPA disagrees and we are unsuccessful in resolving any issues, we may be required to install additional emission control equipment at the facilities at significant cost and pay civil penalties, which could have a material adverse effect on our financial condition and results of operations.

Risks Related to the Exchange First Mortgage Bonds

Any lowering of the credit ratings on the first mortgage bonds would likely reduce their value.

      As described above under “Summary — Recent Developments” and “Risk Factors — Risks Related to Our Relationship to Xcel Energy and NRG,” our credit ratings have recently been lowered and could be further lowered in the future. Any lowering of the credit rating on the first mortgage bonds would likely reduce the value of the first mortgage bonds.

The exchange first mortgage bonds have no prior public market and we cannot assure you that any public market will develop or be sustained after the offering.

      Although the exchange first mortgage bonds generally may be resold or otherwise transferred by holders who are not our affiliates without compliance with the registration requirements under the Securities Act, they will constitute a new issue of securities without an established trading market. We have been advised by the initial purchasers that they currently intend to make a market in the registered first mortgage bonds. However, there can be no assurance that such a market will develop or, if it does develop, that it will continue. In addition, any such market-making activity may be limited during the exchange offer and during the pendency of any shelf registration that might be filed. If an active public market does not develop, the market price and liquidity of the exchange first mortgage bonds may be adversely affected. Furthermore, we do not intend to apply for listing of the exchange first mortgage bonds on any securities exchange or automated quotation system.

      Even if a market for the exchange first mortgage bonds does develop, you may not be able to resell the exchange first mortgage bonds for an extended period of time, if at all. In addition, future trading prices for the exchange first mortgage bonds will depend on many factors, including, among other things, prevailing interest rates, our financial condition, and the market for similar securities. As a result, you may not be able to liquidate your investment quickly or to liquidate it at an attractive price.

Broker-dealers or first mortgage bondholders may become subject to the registration and prospectus delivery requirements of the Securities Act.

      Any broker-dealer that:

•	exchanges its original first mortgage bonds in the exchange offer for the purpose of participating in a distribution of the exchange first mortgage bonds; or

•	exchanges original first mortgage bonds that were received by it for its own account in the exchange offer,

may be deemed to have received restricted securities and may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the exchange first mortgage bonds and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

      In addition to broker-dealers, any first mortgage bondholder that exchanges its original first mortgage bonds in the exchange offer for the purpose of participating in a distribution of the exchange first mortgage bonds may be deemed to have received restricted securities and may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that first mortgage bondholder.

Risks Related to a Failure to Exchange Original First Mortgage Bonds for Exchange First Mortgage Bonds

If you fail to exchange your original first mortgage bonds, you may be unable to sell them.

      Because we did not register the original first mortgage bonds under the Securities Act or any state securities laws, nor do we intend to after the exchange offer, the original first mortgage bonds may only be transferred in limited circumstances under the securities laws. If the holders of the original first mortgage bonds do not exchange their first mortgage bonds in the exchange offer, they lose their right to have their original first mortgage bonds registered under the Securities Act, subject to certain limitations. A holder of original first mortgage bonds after the exchange offer may be unable to sell its original first mortgage bonds.

You may have difficulty selling the original first mortgage bonds which you do not exchange.

      If you do not exchange your original first mortgage bonds for the exchange first mortgage bonds offered in this exchange offer, you will continue to be subject to the restrictions on the transfer of your original first mortgage bonds. Those transfer restrictions are described in the indenture and in the legend contained on the original first mortgage bonds, and arose because we issued the original first mortgage bonds under exemptions from, and in transactions not subject to, the registration requirements of the Securities Act. In general, you may offer or sell your original first mortgage bonds only if they are registered under the Securities Act and applicable state securities laws, or if they are offered and sold under an exemption from those requirements. If you do not exchange your original first mortgage bonds in the exchange offer, you will no longer be entitled to have those first mortgage bonds registered under the Securities Act.

      In addition, if a large number of original first mortgage bonds are exchanged for exchange first mortgage bonds issued in the exchange offer, the principal amount of original first mortgage bonds that will be outstanding will decrease. This will reduce the liquidity of the market for the original first mortgage bonds, making it more difficult for you to sell your original first mortgage bonds.

There is no public market for the exchange first mortgage bonds, so you may be unable to sell them.

      The exchange first mortgage bonds are new securities for which there is currently no market. Consequently, the exchange first mortgage bonds will be relatively illiquid, and you may be unable to sell them. We do not intend to apply for listing of the exchange first mortgage bonds on any securities exchange or for the inclusion of the exchange first mortgage bonds in any automated quotation system. Accordingly, we cannot assure you that a liquid market for the exchange first mortgage bonds will develop.

You must tender the original first mortgage bonds in accordance with proper procedures in order to ensure the exchange will occur.

      The exchange of the original first mortgage bonds for the exchange first mortgage bonds can only occur if the proper procedures, as detailed in this prospectus, are followed. The exchange first mortgage bonds will be issued in exchange for the original first mortgage bonds only after timely receipt by the exchange agent of the original first mortgage bonds or a book-entry confirmation, a properly completed and executed letter of transmittal (or an agent’s message in lieu thereof) and all other required documentation. If you want to tender your original first mortgage bonds in exchange for exchange first mortgage bonds, you should allow sufficient time to ensure timely delivery. The exchange agent is not and we are not under any duty to give you notification of defects or irregularities with respect to your tender of original first mortgage bonds for exchange. Original first mortgage bonds that are not tendered will continue to be subject to the existing transfer restrictions. In addition, if you are an affiliate of ours or you tender the original first mortgage bonds in the exchange offer in order to participate in a distribution of the exchange first mortgage bonds, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Additional information is set forth below under “The Exchange Offer” and “Plan of Distribution.”

If a market develops for the exchange first mortgage bonds, the exchange first mortgage bonds might trade at prices higher or lower than the initial offering price of the exchange first mortgage bonds.

      If a market develops for the exchange first mortgage bonds, they might trade at prices higher or lower than their initial offering price. The trading price would depend on many factors, such as prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects.

Risks Associated with our former accountant, Arthur Andersen LLP

Your ability to recover from our former independent certified public accountant, Arthur Andersen LLP, may be limited.

      On March 27, 2002, we appointed Deloitte & Touche LLP to be our independent certified public accountant. Our former independent certified public accountant, Arthur Andersen LLP, was convicted on federal obstruction of justice charges arising from the federal government’s investigation of Enron Corp. In light of the conviction, Arthur Andersen ceased practicing before the SEC on August 31, 2002. Arthur Andersen was the auditor of our consolidated financial statements and related schedules as of December 31, 2001 and December 31, 2000 incorporated herein by reference, and has not consented to the use of their auditor’s report with respect to such financial statements in this prospectus. Events arising out of the indictment and conviction may materially and adversely affect the ability of Arthur Andersen to satisfy any claims arising from the provision of auditing services to us, including claims that may arise out of Arthur Andersen’s audit of financial statements included in this prospectus. We have not had a reaudit of our financial statements as of and for the years ended December 31, 2001 and December 31, 2000.

USE OF PROCEEDS

      We will not receive any cash proceeds from the issuance of the exchange first mortgage bonds. The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of the original first mortgage bonds. In consideration for issuing the exchange first mortgage bonds in exchange for the original first mortgage bonds as described in this prospectus, we will receive, retire and cancel the original first mortgage bonds. As a result, the issuance of the exchange first mortgage bonds will not result in any increase or decrease in our indebtedness. We have agreed to bear the expenses of the exchange offer to the extent indicated in the registration rights agreement. No underwriter is being used in connection with the exchange offer.

      The net proceeds from the issuance and sale of the original first mortgage bonds, after deducting discounts, commissions and offering expenses, were approximately $445 million. We added those net proceeds to our general funds and such net proceeds were used to pay short-term indebtedness, including amounts outstanding under our New Bank Credit Facility, and for other general corporate purposes, including working capital and capital expenditures.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

      We issued and sold the original first mortgage bonds on August 29, 2002 in a private placement. In connection with that issuance and sale, we entered into a registration rights agreement with the initial purchasers of the original first mortgage bonds. In the registration rights agreement, we agreed to:

•	file with the SEC the registration statement of which this prospectus is a part within 90 calendar days of the issue date of the original first mortgage bonds relating to an offer to exchange the original first mortgage bonds for the exchange first mortgage bonds;

•	use our reasonable best efforts to cause the registration statement of which this prospectus is a part to be declared effective under the Securities Act within 180 calendar days of the issue date of the original first mortgage bonds; and

•	commence the exchange offer and keep the exchange offer open for at least 30 days after the date of this prospectus.

      The exchange offer being made by this prospectus is intended to satisfy our obligations under the registration rights agreement. If we fail to exchange all validly tendered original first mortgage bonds in accordance with the exchange offer on or prior to March 28, 2003, we will be required to pay additional interest to holders of original first mortgage bonds until we have complied with this obligation.

      Once the exchange offer is complete, we will have no further obligation to register any of the original first mortgage bonds not tendered to us in the exchange offer, except to the limited extent that certain qualified institutional buyers, if any, are otherwise entitled to have their original first mortgage bonds registered under a shelf registration as described under “Exchange Offer and Registration Rights.” For a description of the restrictions on transfer of the original first mortgage bonds, see “Risk Factors — Risks Related to the First Mortgage Bonds.”

Effect of the Exchange Offer

      Based on interpretations by the SEC staff set forth in Exxon Capital Holdings Corporation (available April 13, 1989), Morgan Stanley & Co. Incorporated (available June 5, 1991), Shearman & Sterling (available July 7, 1993) and other no-action letters issued to third parties, we believe that you may offer for resale, resell and otherwise transfer the exchange first mortgage bonds issued to you in the exchange offer without compliance with the registration and prospectus delivery requirements of the Securities Act if:

•	you are acquiring the exchange first mortgage bonds in the ordinary course of your business and do not hold any original first mortgage bonds to be exchanged in the exchange offer that were acquired other than in the ordinary course of business;

•	you are not a broker-dealer tendering original first mortgage bonds acquired directly from us;

•	you are not participating, do not intend to participate and have no arrangements or understandings with any person to participate in the exchange offer for the purpose of distributing the exchange first mortgage bonds; and

•	you are not our “affiliate,” within the meaning of Rule 405 under the Securities Act.

      If you are not able to meet these requirements, you are a “restricted holder.” As a restricted holder, you will not be able to participate in the exchange offer, you may not rely on the interpretations of the SEC staff set forth in the no-action letters referred to above and you may only sell your original first mortgage bonds in compliance with the registration and prospectus delivery requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act or in a transaction not subject to the Securities Act.

      We do not intend to seek our own no-action letter, and there can be no assurance that the staff of the SEC would make a similar determination with respect to the exchange first mortgage bonds as it has in such no-action letters to third parties.

      In addition, if the tendering holder is a broker-dealer that will receive exchange first mortgage bonds for its own account in exchange for original first mortgage bonds that were acquired as a result of market-making activities or other trading activities, it may be deemed to be an “underwriter” within the meaning of the Securities Act. Any such holder will be required to acknowledge in the letter of transmittal that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of these exchange first mortgage bonds. This prospectus may be used by those broker-dealers to resell exchange first mortgage bonds they receive pursuant to the exchange offer. We have agreed that we will allow this prospectus to be used by any broker-dealer in any resale of exchange first mortgage bonds until                     , 2003 (210 days from the date the registration statement relating to this prospectus was declared effective).

      Except as described above, this prospectus may not be used for an offer to resell, resale or other transfer of exchange first mortgage bonds.

      To the extent original first mortgage bonds are tendered and accepted in the exchange offer, the principal amount of original first mortgage bonds that will be outstanding will decrease with a resulting decrease in the liquidity in the market for the original first mortgage bonds. Original first mortgage bonds that are still outstanding following the completion of the exchange offer will continue to be subject to transfer restrictions.

Terms of the Exchange Offer

      Upon the terms and subject to the conditions of the exchange offer described in this prospectus and in the accompanying letter of transmittal, we will accept for exchange all original first mortgage bonds validly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date. We will issue $1,000 principal amount of exchange first mortgage bonds in exchange for each $1,000 principal amount of original first mortgage bonds accepted in the exchange offer. You may tender some or all of your original first mortgage bonds pursuant to the exchange offer. However, original first mortgage bonds may be tendered only increments of $1,000.

      The exchange offer is not conditioned upon any minimum aggregate principal amount of original first mortgage bonds being tendered for exchange. As of the date of this prospectus, an aggregate of $450 million principal amount of original first mortgage bonds was outstanding. This prospectus is being sent to all registered holders of original first mortgage bonds. There will be no fixed record date for determining registered holders of original first mortgage bonds entitled to participate in the exchange offer.

      We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act and the Securities Exchange Act and the rules and regulations of the SEC. Holders of original first mortgage bonds do not have any appraisal or dissenters’ rights under law or under our Trust Indenture dated February 1, 1937 (the “1937 Indenture”), as amended and supplemented, in connection with the exchange offer. Original first mortgage bonds that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the 1937 Indenture, as amended and supplemented.

      We will be deemed to have accepted for exchange validly tendered original first mortgage bonds when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of original first mortgage bonds for the purposes of receiving the exchange first mortgage bonds from us and delivering the exchange first mortgage bonds to the tendering holders.

      If we do not accept for exchange any tendered original first mortgage bonds because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, such unaccepted original first mortgage bonds will be returned, without expense, to the holder tendering them or the appropriate book-entry will be made, in each case, as promptly as practicable after the expiration date.

      We are not making, nor is our board of directors making, any recommendation to you as to whether to tender or refrain from tendering all or any portion of your original first mortgage bonds in the exchange offer. No one has been authorized to make any such recommendation. You must make your own decision whether to tender your original first mortgage bonds in the exchange offer and, if you decide to do so, you must also make your own decision as to the aggregate amount of original first mortgage bonds to tender after reading this prospectus and the letter of transmittal and consulting with your advisers, if any, based on your own financial position and requirements.

Expiration Date; Extensions; Amendments

      The term “expiration date” means 5:00 p.m., New York City time, on                      , 200     , unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended.

      If we determine to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice.

      We reserve the right, in our sole discretion:

•	to delay accepting for exchange any original first mortgage bonds; or

•	to extend or terminate the exchange offer and to refuse to accept original first mortgage bonds not previously accepted if any of the conditions set forth below under “— Conditions to the Exchange Offer” have not been satisfied by the expiration date.

      Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

      During any extension of the exchange offer, all original first mortgage bonds previously tendered will remain subject to the exchange offer. We will return any original first mortgage bonds that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or earlier termination of the exchange offer.

Procedures for Tendering

      In order to exchange your original first mortgage bonds, you must complete one of the following procedures by 5:00 p.m., New York City time, on the expiration date:

•	if your original first mortgage bonds are in book-entry form, the book-entry procedures for tendering your original first mortgage bonds must be completed as described below under “— Book-Entry Transfer;”

•	if you hold physical original first mortgage bonds that are registered in your name (i.e., not in book-entry form), you must transmit a properly completed and duly executed letter of transmittal, certificates for the original first mortgage bonds you wish to exchange, and all other documents required by the letter of transmittal, to The Bank of New York, the exchange agent, at its address listed below under the heading “— Exchange Agent;” or

•	if you cannot tender your original first mortgage bonds by either of the above methods by the expiration date, you must comply with the guaranteed delivery procedures described below under “— Guaranteed Delivery Procedures.”

      A tender of original first mortgage bonds by a holder that is not withdrawn prior to the expiration date will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

      The method of delivery of original first mortgage bonds through DTC and the method of delivery of the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk.

      Holders should allow sufficient time to effect the DTC procedures necessary to validly tender their original first mortgage bonds to the exchange agent before the expiration date. Holders should not send letters of transmittal or other required documents to us.

      We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered original first mortgage bonds and withdrawal of tendered original first mortgage bonds, and our determination will be final and binding. We reserve the absolute right to reject any and all original first mortgage bonds not properly tendered or any original first mortgage bonds the acceptance of which would, in the opinion of us or our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular original first mortgage bonds either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer as to any particular original first mortgage bonds either before or after the expiration date, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original first mortgage bonds for exchange must be cured within such time as we shall determine. Although we intend to notify holders of any defects or irregularities with respect to tenders of original first mortgage bonds for exchange, neither we nor the exchange agent nor any other person shall be under any duty to give such notification, nor shall any of them incur any liability for failure to give such notification. Tenders of original first mortgage bonds will not be deemed to have been made until all defects or irregularities have been cured or waived. Any original first mortgage bonds received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders or, in the case of original first mortgage bonds delivered by book-entry transfer within DTC, will be credited to the account maintained within DTC by the participant in DTC which delivered such original first mortgage bonds, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

      In addition, we reserve the right in our sole discretion (a) to purchase or make offers for any original first mortgage bonds that remain outstanding after the expiration date, (b) as set forth below under “— Conditions to the Exchange Offer,” to terminate the exchange offer and (c) to the extent permitted by applicable law, purchase original first mortgage bonds in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

      By signing, or otherwise becoming bound by, the letter of transmittal, each tendering holder of original first mortgage bonds (other than certain specified holders) will represent to us that:

•	it is acquiring the exchange first mortgage bonds and it acquired the original first mortgage bonds being exchanged in the ordinary course of its business;

•	it is not a broker-dealer tendering original first mortgage bonds acquired directly from us;

•	it is not participating, does not intend to participate and has no arrangements or understandings with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange first mortgage bonds; and

•	it is not our “affiliate,” within the meaning of Rule 405 under the Securities Act, or, if it is our affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

      If the tendering holder is a broker-dealer that will receive exchange first mortgage bonds for its own account in exchange for original first mortgage bonds that were acquired as a result of market-making activities or other trading activities, it may be deemed to be an “underwriter” within the meaning of the Securities Act. Any such holder will be required to acknowledge in the letter of transmittal that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of these exchange first mortgage bonds. The letter of transmittal states that by so acknowledging and by delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Book-Entry Transfer

      If your original first mortgage bonds are in book-entry form and are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the registered holder of your original first mortgage bonds and instruct it to promptly tender your original first mortgage bonds for exchange on your behalf.

      The exchange agent will establish an account with respect to the original first mortgage bonds at DTC promptly after the date of this prospectus. Your book-entry first mortgage bonds must be transferred into the exchange agent’s account at DTC in compliance with DTC’s transfer procedures in order for your first mortgage bonds to be validly tendered for exchange. Any financial institution that is a participant in DTC’s systems may cause DTC to transfer original first mortgage bonds to the exchange agent’s account. The DTC participant, on your behalf, must transmit its acceptance of the exchange offer to DTC. DTC will verify this acceptance, execute a book-entry transfer of the tendered original first mortgage bonds into the exchange agent’s account and then send to the exchange agent confirmation of this book-entry transfer. The confirmation of this book-entry transfer will include an “agent’s message” confirming that DTC has received an express acknowledgement from the DTC participant that the DTC participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this participant. Original first mortgage bonds will be deemed to be validly tendered for exchange only if the exchange agent receives the book-entry confirmation from DTC, including the agent’s message, prior to the expiration date.

      All references in this prospectus to deposit or delivery of original first mortgage bonds shall be deemed to also refer to DTC’s book-entry delivery method.

Guaranteed Delivery Procedures

      Holders who wish to tender their original first mortgage bonds and (1) whose original first mortgage bonds are not immediately available or (2) who cannot deliver the letter of transmittal or any other required documents to the exchange agent prior to the expiration date or (3) who cannot complete the procedures for book-entry transfer on a timely basis may effect a tender if:

•	the tender is made through an eligible institution;

•	before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, listing the principal amount of original first mortgage bonds tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange, Inc. trading days after the expiration date, a duly executed letter of transmittal together with a confirmation of book-entry transfer of such original first mortgage bonds into the exchange agent’s account at DTC, and any other documents required by the letter of transmittal and the instructions thereto, will be deposited by such eligible institution with the exchange agent; and

•	within three New York Stock Exchange trading days after the expiration date, the exchange agent receives a confirmation of book-entry transfer of all tendered original first mortgage bonds into the exchange agent’s account at DTC in the case of book-entry original first mortgage bonds, or a properly completed and executed letter of transmittal and the physical original first mortgage bonds, in the case of original first mortgage bonds in certificated form, and all other documents required by the letter of transmittal.

      Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their original first mortgage bonds according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

      Except as otherwise provided in this prospectus, tenders of original first mortgage bonds may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

      For a withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth below under “— Exchange Agent.” Any notice of withdrawal must:

•	specify the name of the person who tendered the original first mortgage bonds to be withdrawn;

•	identify the original first mortgage bonds to be withdrawn, including the principal amount of such original first mortgage bonds;

•	state that the holder is withdrawing its election to exchange the original first mortgage bonds to be withdrawn;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the original first mortgage bonds were tendered and include any required signature guarantees; and

•	specify the name and number of the account at DTC to be credited with the withdrawn original first mortgage bonds and otherwise comply with the procedures of DTC.

      We will determine, in our sole discretion, all questions as to the validity, form and eligibility (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding on all parties. Any original first mortgage bonds so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer, and no exchange first mortgage bonds will be issued with respect thereto unless the original first mortgage bonds so withdrawn are validly re-tendered. Properly withdrawn original first mortgage bonds may be re-tendered by following one of the procedures described above under “— Procedures for Tendering” at any time prior to the expiration date.

      Any original first mortgage bonds that are tendered for exchange through the facilities of DTC but that are not exchanged for any reason will be credited to an account maintained with DTC for the original first mortgage bonds as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.

Conditions to the Exchange Offer

      Despite any other term of the exchange offer, we will not be required to accept for exchange, or to issue exchange first mortgage bonds in exchange for, any original first mortgage bonds, and we may terminate the exchange offer as provided in this prospectus prior to the expiration date, if:

•	we are not permitted to effect the exchange offer according to the registration rights agreement because of any change in law, regulation or any applicable interpretation of the SEC staff; or

•	a pending or threatened action or proceeding would impair our ability to proceed with the exchange offer.

      These conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions or may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time.

      If we determine in our reasonable judgment that any of the conditions are not satisfied, we may:

•	refuse to accept and return to the tendering holder any original first mortgage bonds or credit any tendered original first mortgage bonds to the account maintained within DTC by the participant in DTC which delivered the original first mortgage bonds, or

•	extend the exchange offer and retain all original first mortgage bonds tendered before the expiration date, subject to the rights of holders to withdraw the tenders of original first mortgage bonds (see “— Withdrawal of Tenders” above), or

•	waive the unsatisfied conditions with respect to the exchange offer prior to the expiration date and accept all properly tendered original first mortgage bonds that have not been withdrawn or otherwise amend the terms of the exchange offer in any respect as provided under “— Expiration Date; Extensions; Amendments.”

      In addition, we will not accept for exchange any original first mortgage bonds tendered, and we will not issue exchange first mortgage bonds in exchange for any of the original first mortgage bonds, if at that time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Exchange Agent

      The Bank of New York has been appointed as the exchange agent for the exchange offer. All signed letters of transmittal and other documents required for a valid tender of your original first mortgage bonds should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Registered, Certified or by Hand or Overnight Delivery:	By Facsimile:
The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street — 7 East New York, New York 10286	Attention: Carolle Montreuil Facsimile: (212) 298-1915

For information call: (212) 815-5920

      Delivery to other than the above address or facsimile number will not constitute a valid delivery.

Fees and Expenses

      We will bear the expenses of soliciting tenders for the exchange offer. These expenses include fees and expenses of the exchange agent and the trustee, the registration fee, accounting and legal fees, printing costs, and related fees and expenses. We will principally solicit tenders for the exchange offer by mail or overnight courier, although our officers and regular employees may additionally solicit in person or by telephone or facsimile.

      We have not retained any dealer-manager in connection with the exchange offer and will not pay any brokers, dealers or others soliciting acceptance of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and its reasonable out-of-pocket expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses for sending copies of this prospectus, letters of transmittal and related documents to holders of the original first mortgage bonds, and in tendering original first mortgage bonds for their customers.

Transfer Taxes

      Holders who tender their original first mortgage bonds for exchange will not be obligated to pay any transfer taxes in connection with the exchange offer.

Accounting Treatment

      We will recognize no gain or loss, for accounting purposes, as a result of the exchange offer. The expenses of the exchange offer and the unamortized expenses relating to the issuance of the original first mortgage bonds will be amortized over the term of the exchange first mortgage bonds.

Consequences of Failure to Exchange

      Holders of original first mortgage bonds who do not exchange their original first mortgage bonds for exchange first mortgage bonds pursuant to the exchange offer will not be able to offer, sell or otherwise transfer the original first mortgage bonds except in compliance with the registration requirements of the Securities Act and other applicable securities laws, pursuant to an exemption from the securities laws or in a transaction not subject to the securities laws. Original first mortgage bonds not exchanged pursuant to the exchange offer will otherwise remain outstanding in accordance with their respective terms and will continue to bear a legend reflecting these restrictions on transfer. Holders of original first mortgage bonds do not have any appraisal or dissenters’ rights under the Minnesota Business Corporation Act in connection with the exchange offer.

      Upon completion of the exchange offer, holders of original first mortgage bonds will not be entitled to any rights to have the resale of original first mortgage bonds registered under the Securities Act except to the limited extent that certain qualified institutional buyers, if any, are otherwise entitled under the registration rights agreement to have their original first mortgage bonds registered under a shelf registration. Except for this limited circumstance, we do not intend to register under the Securities Act the resale of any original first mortgage bonds that remain outstanding after completion of the exchange offer.

CAPITALIZATION

      The following table sets forth our capitalization as of September 30, 2002. You should read the information in this table together with the detailed information and financial statements appearing in the documents incorporated by reference in this prospectus and with “Selected Consolidated Financial Data” included elsewhere in this prospectus.

	As of September 30, 2002
	(Unaudited)

	(Thousands of dollars)	% of Capitalization

Short-term debt, including current maturities	$332,404	8.6%
Long-term debt	1,578,753	40.5
Mandatorily redeemable preferred securities of subsidiary trust	200,000	5.1
Common stockholders’ equity	1,785,535	45.8

Total capitalization	$3,896,692	100.0%

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data as of December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 have been derived from our audited consolidated financial statements and the related notes. The consolidated financial data as of September 30, 2002 and 2001 have been derived from our unaudited financial statements. The information set forth below should be read together with “Management’s Discussion and Analysis,” our audited and unaudited consolidated financial statements and related notes and other financial information contained in our Annual Report on Form 10-K for the year ended December 31, 2001 and our Quarterly Report on Form 10-Q for the period ended September 30, 2002, which we incorporate by reference in this prospectus. See “Where You Can Find More Information.” The historical financial information may not be indicative of our future performance.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(Unaudited)

	(Thousands of dollars, except ratios)
Consolidated Income Statement Data:
Operating revenue	$2,144,360	$2,567,994	$3,260,950	$3,000,483	$2,678,105	$2,604,341	$2,516,099
Operating expense	1,821,292	2,200,360	2,823,166	2,648,958	2,289,633	2,177,771	2,096,603

Operating income	323,068	367,634	437,784	351,525	388,472	426,570	419,496

Other income (deductions) — net	18,269	2,558	3,713	(5,725)	(11,287)	14,721	9,980
Interest charges and financing costs	77,236	77,350	100,900	142,385	120,774	106,372	108,247
Income taxes	105,652	118,179	132,732	92,191	97,431	124,713	121,764

Net income	$158,449	$174,663	$207,865	$111,224	$158,980	$210,206	$199,465

Other Consolidated Financial Data:
Ratio of earnings to fixed charges(1)	4.2x	4.3x	4.0x	2.4x	3.0x	4.0x	3.7x

		December 31,
	September 30,
	2002	2001	2000

	(Thousands of dollars)
Consolidated Balance Sheet Data:
Current assets	$921,457	$610,964	$738,264
Net property, plant and equipment	3,720,683	3,748,757	3,655,139
Other assets	1,176,869	1,097,308	966,585

Total assets	$5,819,009	$5,457,029	$5,359,988

Current portion of long term debt	232,228	153,134	303,773
Short-term debt	100,176	381,184	359,189
Other current liabilities	547,459	567,307	627,571

Total current liabilities	$879,863	$1,101,625	$1,290,533

Deferred credits and other liabilities	1,374,858	1,382,025	1,412,791
Long-term debt	1,578,753	1,039,220	1,048,995
Mandatorily redeemable preferred securities of subsidiary trust	200,000	200,000	2000,000
Common stockholders’ equity	1,785,535	1,734,159	1,407,669

Total liabilities and equity	$5,819,009	$5,457,029	$5,359,988

(1)	For purposes of computing the ratio of earnings to fixed charges, (1) earnings consist of net income plus fixed charges, federal and state income taxes, deferred income taxes and investment tax credits and less undistributed equity in earnings of unconsolidated investees, and (2) fixed charges consist of interest on long-term debt, other interest charges, distributions on redeemable preferred securities of subsidiary trust and amortization of debt discount, premium and expense.

Critical Accounting Policies

      Preparation of financial statements and related disclosures in compliance with generally accepted accounting principles (GAAP) requires the application of appropriate technical accounting rules and guidance, as well as the use of estimates. This application necessarily involves judgments regarding future events, including legal and regulatory challenges and anticipated recovery of costs. These judgments, in and of themselves, could materially impact the financial statements and disclosures based on varying assumptions, which may be appropriate to use. In addition, the financial and operating environment also may have a significant effect, not only on the operation of the business, but on the results reported through the application of accounting measures used in preparing the financial statements and related disclosures, even if the nature of the accounting policies have not changed. The following is a list of accounting policies that are most significant to the portrayal of our financial condition and results, and that require management’s most difficult, subjective or complex judgments. Each of these has a higher likelihood of resulting in materially different reported amounts under different conditions or using different assumptions.

Accounting Policy	Judgments/Uncertainties Affecting Application

Regulatory Mechanisms & Cost Recovery	• External regulatory decisions, requirements and regulatory environment
• Anticipated future regulatory decisions and their impact
• Impact of deregulation and competition on ratemaking process and ability to recover costs
Nuclear Plan Decommissioning	• Costs of future decommissioning
• Availability of facilities for waste disposal

Accounting Policy	Judgments/Uncertainties Affecting Application

• Approved methods for waste disposal
• Useful lives of nuclear power plants
Environmental Issues	• Approved methods for cleanup
• Responsible party determination
• Governmental regulations and standards
• Results of ongoing research and development regarding environmental impacts
Unbilled Revenue	• Projected customer energy usage
• Estimating impacts of weather and other usage-affecting factors for unbilled period
Benefit Plan Accounting	• Future rate of return on pension and other plan assets
• Interest rates used in valuing benefit obligation
Derivative Financial Instruments	• Market conditions in the energy industry, especially the effects of price volatility on contractual commitments
Income Tax Reserves	• Application of tax statutes and regulations to transactions
• Anticipated future decisions of tax authorities
• Ability of tax authority decisions/positions to withstand legal challenges and appeals
Uncollectible Receivables	• Economic conditions affecting customers, suppliers and market prices
• Regulatory environment and impact of cost recovery constraints on customer financial condition
• Outcome of litigation and bankruptcy proceedings
Asset Valuation	• Regional economic conditions surrounding asset operation and affecting market prices
• Regulatory and political environments and requirements
• Levels of future market penetration and customer growth

      These policies are discussed more fully in our notes to Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

	Nine Months Ended
	September 30,

	2002	2001

Net cash provided by operating activities (in thousands)	$463,377	$434,856

      Net cash provided by operating activities increased by $28.5 million or 6.6% for the first nine months of 2002, compared with the first nine months of 2001. The increase was primarily due to improved working capital.

	Nine Months Ended
	September 30,

	2002	2001

Net cash used in investing activities (in thousands)	$(314,329)	$(348,216)

      Net cash used in investing activities decreased by $33.9 million or 9.7% for the first nine months of 2002, compared with the first nine months of 2001. The change is largely due to the proceeds received from the sale of a subsidiary, First Midwest Auto Park, Inc. in March 2002. The decrease was also attributed to fewer capital expenditures.

	Nine Months Ended
	September 30,

	2002	2001

Net cash provided by (used in) financing activities (in thousands)	$241,607	$(80,235)

      Net cash provided by financing activities increased by $321.8 million for the first nine months of 2002, compared with the first nine months of 2001. The change is largely due to the issuance of $450 million of first mortgage bonds.

Capital Requirements

      Capital Expenditures. The estimated cost as of December 31, 2001, of our capital expenditure programs and other capital requirements for the years 2002, 2003 and 2004 are shown in the table below.

	2002	2003	2004

	(Millions of dollars)
Total capital expenditures	$395	$381	$394
Sinking funds and debt maturities	7	219	10

Total capital requirements	$402	$600	$404

      Our capital expenditure programs are subject to continuing review and modification. Actual utility construction expenditures may vary from the estimates due to changes in electric and natural gas projected load growth, the desired reserve margin and the availability of purchased power, as well as alternative plans for meeting our long-term energy needs. In addition, our need to comply with future requirements to install emission-control equipment may impact actual capital requirements.

      On July 26, 2002, we filed for approval by the MPUC a proposal to invest in our existing generation facilities (A.S. King, High Bridge, Riverside) to reduce emissions under the terms of legislation adopted by the 2001 Minnesota Legislature. The proposal includes the installation of state of the art pollution control equipment at the A.S. King Plant and conversion to natural gas at the High Bridge and Riverside plants. Under the terms of the statute, the filing concurrently seeks approval of a rate recovery mechanism for the costs of the proposal, estimated to be a total of $1.1 billion. The rate recovery would be through an annual automatic adjustment mechanism authorized by 2001 legislation, outside a general rate case, and is proposed to be effective at the expiration of our rate freeze, which extends through 2005 unless certain exemptions are triggered. The rate recovery proposed by us would allow recovery of financing costs of capital expenditures prior to the in-service date of each plant. The proposal is pending comments by interested parties. Other regulatory approvals, such as environmental permitting, are needed before the proposal can be implemented.

      As shown in our Form 10-K for the year ended December 31, 2001, contributions to our external nuclear decommissioning fund totaled approximately $55 million. Contributions will continue at that level until the MPUC approves future funding levels as part of our triennial Nuclear Decommissioning Funding filing.

      Contractual Obligations and Other Commitments. We have a variety of contractual obligations and other commercial commitments that represent prospective requirements in addition to our capital expenditure programs. The following is a summarized table of contractual obligations as of December 31, 2001.

	Payments Due by Period

		Less than			After 5
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	Years

	(Thousands of dollars)
Long-term debt	$1,192,354	$153,134	$231,750	$88,036	$719,434
Capital lease obligations	—	—	—	—	—
Operating leases	166,314	28,026	54,864	55,616	27,808
Unconditional purchase obligations*	1,566,079	335,323	522,185	675,234	33,337
Other long-term obligations	221,221	4,295	10,518	6,662	199,746
Short-term debt	381,184	381,184	—	—	—
Other short-term liabilities	—	—	—	—	—

Total contractual cash obligations	$3,527,152	$901,962	$819,317	$825,548	$980,325

*	Includes coal and gas obligations at Northern Power Company-Wisconsin

	Amount of Commitment Expiration Per Period

	Total
Other Commercial	Amounts	Less than	1-3	4-5	Over 5
Commitments	Committed	1 Year	Years	Years	Years

	(Thousands of dollars)
Lines of credit	$—	$—	$—	$—	$—
Standby letters of credit	16,065	16,065	—	—	—
Guarantees	11,600	—	—	11,600	—
Standby repurchase obligations	—	—	—	—	—
Other commercial commitments	—	—	—	—	—

Total commercial commitments	$27,665	$16,065	$—	$11,600	$—

Dividend Policy

      Historically we have paid quarterly dividends to Xcel Energy. In 2000, 2001 and the first nine months of 2002, we have paid dividends to Xcel Energy of $240 million, $167 million and $144 million. The amount of dividends that we pay is dictated to some extent by the needs of Xcel Energy. As discussed above, due to limited access to the capital markets, Xcel Energy may require more cash from its operating subsidiaries, including us. The amount of dividends that we can pay is limited to some extent by the 1937 Indenture, as amended and supplemented, and other borrowing arrangements, as well as by PUHCA and our state commission-approved capital structure order. As of September 30, 2002, we could have paid an additional $822.8 million in dividends.

Capital Sources

      We expect to meet future financing requirements by periodically issuing long-term debt, short-term debt and common stock to our parent to maintain desired capitalization ratios. As a result of being a subsidiary of a registered holding company under the PUHCA, we are required to maintain a common equity ratio of 30% or higher in our consolidated capital structure. Our financing authority from the MPUC also requires us to maintain a common equity ratio of at least 41.6%. For these purposes, our common equity at September 30, 2002 was 45.8% of our total capitalization. To the extent Xcel Energy contributes capital to NRG in order to alleviate its liquidity concerns, or if Xcel Energy is experiencing constraints on available capital sources, it may adversely affect its ability to contribute equity to us.

      Short-Term Funding Sources. We use a number of sources to fulfill short-term funding needs. Primary among these is operating cash flow, but also included are short-term borrowing arrangements such as first mortgage bonds payable, commercial paper and bank lines of credit. The amount and timing of short-term funding needs depend in large part on financing needs for utility construction expenditures and the nuclear decommissioning fund, as discussed previously under “Capital Requirements.”

      Operating cash flow as a source of short-term funding is reasonably likely to be affected by such operating factors as weather; regulatory requirements including rate recovery of costs, environmental regulation compliance and industry deregulation; changes in the trends for energy prices and supply; as well as operational uncertainties that are difficult to predict.

      Short-term borrowing as a source of short-term funding is affected by access to the capital markets on reasonable terms. This varies based on financial performance and existing debt levels. If current debt levels are perceived to be at or higher than standard industry levels or those levels that can be sustained by current operating performance, access to reasonable short-term borrowings could be limited. These factors are evaluated by credit rating agencies that review Xcel Energy and its subsidiary operations on an ongoing basis.

      Our cost of capital and access to capital markets for both long-term and short-term funding are dependent in part on credit rating agency reviews. As discussed above under “Summary — Recent Developments” and “Risk Factors — Risks Related to Our Relationship to Xcel Energy and NRG,” our credit ratings have been lowered recently, and could be further lowered in the future, reflecting pressure on our credit profile resulting from NRG liquidity concerns.

      As of November 15, 2002, we had cash equivalents of approximately $350 million. We also recently entered into a $300 million 364-day revolving credit facility to replace our facility that expired on August 15, 2002. The new revolving credit facility is secured by a series of our first mortgage bonds. As of November 15, 2002, we have $200 million available under this new revolving credit facility.

DESCRIPTION OF FIRST MORTGAGE BONDS

General

      The exchange first mortgage bonds will be issued under the 1937 Indenture as supplemented by 51 supplemental trust indentures, a Supplemental and Restated Trust Indenture dated May 1, 1988 (the “Restated Indenture”) and a new supplemental trust indenture for the first mortgage bonds (the “New Supplemental Indenture”), all from the Company to BNY Midwest Trust Company, as successor trustee (the “Mortgage Trustee”). The 1937 Indenture, as supplemented by the supplemental indentures, the Restated Indenture and the New Supplemental Indenture are referred to in this prospectus collectively as the “Mortgage Indenture.” As of November 15, 2002, there were 15 series of first mortgage bonds in an aggregate principal amount of $1.646 billion outstanding under the Mortgage Indenture.

      The Restated Indenture amends and restates the 1937 Indenture and the supplemental indentures. The Restated Indenture will become effective on the date that all first mortgage bonds of each series issued under the Mortgage Indenture prior to May 1, 1988 have been retired through payment or redemption, including those first mortgage bonds “deemed to be paid” within the meaning of that term as used in Article XVII of the 1937 Indenture or, except as described below, the holders of the requisite principal amount of the outstanding first mortgage bonds consent to the amendments contained in the Restated Indenture. Holders of the exchange first mortgage bonds being issued pursuant to this prospectus and of each other series of first mortgage bonds issued under the Mortgage Indenture after May 1, 1988 will be bound by the amendments contained in the Restated Indenture when they become effective and operative. Unless the consent of the holders of first mortgage bonds of each series issued prior to May 1, 1988 is obtained or such first mortgage bonds are retired prior to their maturity, we presently expect the Restated Indenture to become effective no earlier than March 1, 2011.

      The holders of the outstanding first mortgage bonds do not, and the holders of the exchange first mortgage bonds offered hereby will not, have the right to require us to repurchase the first mortgage bonds if we become involved in a highly leveraged or change in control transaction. The Mortgage Indenture does not have any provision that is designed specifically in response to highly leveraged or change in control transactions. However, bondholders would have the security afforded by the first mortgage lien on substantially all our property as described below under the heading “Security for First Mortgage Bonds.” In addition, any change in control transaction and any incurrence of substantial additional indebtedness, as first mortgage bonds or otherwise, by us in a transaction of that nature would require approval of state utility regulatory authorities and, possibly, of federal utility regulatory authorities. Management believes that these approvals would be unlikely in any transaction that would result in us, or our successor, having a highly leveraged capital structure.

      We will issue the exchange first mortgage bonds as fully registered bonds without coupons in denominations of multiples of $1,000. The exchange first mortgage bonds will be represented by permanent global bonds registered in the name of The Depository Trust Company or its nominee. We will pay principal and interest in immediately available funds to the registered holder, which will be DTC or its nominee.

      The exchange first mortgage bonds will mature on August 28, 2012. We will have the right to issue additional first mortgage bonds under the Mortgage Indenture at any time, subject to the conditions described below under the caption “Issuance of Additional First Mortgage Bonds.” The exchange first mortgage bonds will bear interest at the annual rate stated on the cover page from August 28, 2002, payable on each February 28 and August 28, beginning February 28, 2003 to the person in whose name the exchange first mortgage bond is registered at the close of business on February 13 or August 13 (whether or not a business day). Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

      You will not be charged for any exchange or transfer of exchange first mortgage bonds, other than for any taxes or other governmental charges.

Optional Redemption

      We may redeem the exchange first mortgage bonds at any time, in whole or in part, at a “make whole” redemption price equal to the greater of (1) the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the exchange first mortgage bonds being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 50 basis points, plus in each case accrued and unpaid interest to the redemption date.

      “Treasury Yield” means, for any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

      “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the exchange first mortgage bonds that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the exchange first mortgage bonds.

      “Comparable Treasury Price” means, for any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding the redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (2) if that release (or any successor release) is not published or does not contain those prices on that business day, (A) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations for the redemption date, or (B) if the Trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all of the Quotations.

      “Independent Investment Banker” means Lehman Brothers Inc. or its successor or, if such firm or its successor is unwilling or unable to select the Comparable Treasury Issue, one of the remaining Reference Treasury Dealers appointed by the Trustee after consultation with us.

      “Reference Treasury Dealer” means (1) each of Lehman Brothers Inc. and any other primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”) designated by, and not affiliated with, Lehman Brothers Inc. and their respective successors, provided, however, that if Lehman Brothers Inc. or any of its designees ceases to be a Primary Treasury Dealer, we will appoint another Primary Treasury Dealer as a substitute and (2) any other Primary Treasury Dealer selected by us.

      “Reference Treasury Dealer Quotations” means, for each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the redemption date.

Security for the Exchange First Mortgage Bonds

      In the opinion of our counsel, the exchange first mortgage bonds being issued pursuant to this prospectus will be secured equally and ratably with all of our other outstanding first mortgage bonds by a valid and direct first mortgage lien on all of the real and fixed properties, leasehold rights, franchises and permits then owned by us subject only (1) to permitted liens, such as for taxes not delinquent or being contested in good faith, and (2) as to parts of our property, to easements, conditions, restrictions, leases and similar encumbrances which do not affect our use of that property in the usual course of our business, to minor defects in titles which are not material and to defects in titles to properties not essential to our business.

      The Mortgage Indenture subjects to the lien of the Mortgage Indenture all property, rights and franchises, except as otherwise expressly provided, we acquired after the date of the 1937 Indenture. These provisions might not be effective as to property acquired within 90 days prior and subsequent to the filing of a case by us under the United States Bankruptcy Code. The opinion of counsel does not cover titles to easements for water flowage purposes or rights-of-way for electric and gas transmission and distribution facilities, steam mains and telephone lines. However, we have the power of eminent domain in the states in which we operate.

      The Mortgage Indenture provides that no prior liens, other than permitted liens, may be created or permitted to exist upon the mortgaged and pledged property whether now owned or acquired in the future. (Section 4 of Article VIII of the 1937 Indenture.) Following the retirement of the first mortgage bonds of each series issued prior to May 1, 1988, the Restated Indenture will amend the foregoing provisions to allow permitted encumbrances on the mortgaged and pledged property.

      Permitted encumbrances include, among others, the following:

•	permitted liens (liens for taxes not yet delinquent or being contested in good faith, mechanics’, workers’ and other similar liens, and easements and rights of way);

•	rights of parties to agreements with us relating to property owned or used jointly with that party, provided the rights:

•	do not materially impair the use of the property in the normal course of our business;

•	do not materially affect the security provided by the Mortgage Indenture; and

•	are not inconsistent with the remedies of the Mortgage Trustee upon a completed default.

•	leases existing on the effective date of the Restated Indenture affecting property owned by us on the effective date;

•	leases which do not interfere in any material respect with the use by us of the property for its intended purpose and which will not have a material adverse impact on the security provided by the Mortgage Indenture;

•	other leases relating to 5% or less of the sum of our depreciable property and land; and

•	any mortgage, lien, charge or other encumbrance prior or equal to the lien of the Mortgage Indenture, other than a prepaid lien, existing on the date we acquire the property, provided that on the acquisition date:

•	no default has occurred and is continuing;

•	the principal amount secured by that mortgage, lien, charge or encumbrance does not exceed 66 2/3% of the lesser of the cost or fair value of the property; and

•	the mortgage will apply only to the property originally subject to that mortgage, we will close the mortgage and we will not issue additional indebtedness under that mortgage.

      (Section 1.03 of the Restated Indenture)

      Following the retirement of the first mortgage bonds of each series issued prior to May 1, 1988, the holders of 66 2/3% of the principal amount of first mortgage bonds outstanding may (1) consent to the creation or existence of a prior lien with respect to up to 50% of the sum of our depreciable property and land, after giving effect to the prior lien or (2) terminate the lien of the Mortgage Indenture with respect to up to 50% of the sum of our depreciable property and land. (Section 18.02(e) of the Restated Indenture.)

Sinking Fund Provisions

      We currently do not have any outstanding first mortgage bonds that are, and the exchange first mortgage bonds offered hereby will not be, subject to a sinking fund.

Maintenance Provisions

      As a maintenance fund for the first mortgage bonds, we have agreed to pay to the Mortgage Trustee on each May 1 an amount equal to 15% of our consolidated gross operating revenues for the preceding calendar year, after deducting from these revenues the following:

•	cost of electricity and gas purchased for resale;

•	rentals paid for utility property, less credits at our option for the following:

•	maintenance;

•	property retirements offset by permanent additions;

•	retirements of first mortgage bonds; and

•	cost or fair value, whichever is less, of permanent additions after deducting property retirements.

      We may withdraw moneys from the maintenance fund in amounts equal to retirements of first mortgage bonds and net permanent additions. Cash in excess of $100,000 remaining on deposit in the maintenance fund for more than three years must be used for the purchase or redemption of first mortgage bonds. Any redemption of this nature would be at the applicable regular redemption price of the first mortgage bonds to be redeemed and subject to any restrictions on the redemption of that first mortgage bond. (Article IX of the 1937 Indenture; Article IV of the Supplemental Indenture dated June 1, 1952.)

      The Restated Indenture will amend the foregoing provisions of the Mortgage Indenture by replacing the current maintenance fund deposit formula with the requirement that we pay to the Mortgage Trustee on each May 1 an amount equal to 2.50% of our completed depreciable property as of the end of the preceding calendar year, after deducting credits at our option for the following:

•	maintenance;

•	property retirements offset by permanent additions;

•	retirements of first mortgage bonds; and

•	amounts of established permanent additions.

      (Section 9.01 of the Restated Indenture.)

      The Restated Indenture further provides that to the extent that maintenance fund credits exceed 2.50% of completed depreciable property for any year after 1987, such excess credits may be applied in future years (1) to offset any maintenance fund deficiency or (2) to increase the amount of established permanent additions available for use under the Mortgage Indenture. (Section 9.05 of the Restated Indenture.) In addition, the Restated Indenture eliminates the requirement that cash in excess of $100,000 remaining on deposit in the maintenance fund for more than three years be used for the purchase or redemption of first mortgage bonds.

      We have agreed to maintain our properties in adequate repair, working order and condition. (Section 6 of Article VIII of the 1937 Indenture; Section 8.06 of the Restated Indenture.)

Issuance of Additional First Mortgage Bonds

      The maximum principal amount of first mortgage bonds that we may issue under the Mortgage Indenture is not limited, except as described below. We may issue additional first mortgage bonds in amounts equal to (1) 60% of the cost or fair value, whichever is less, of permanent additions after deducting retirements (Article V of the 1937 Indenture; also Sections 1 and 3 of Article III of the Supplemental Indenture dated February 1, 1944); (2) retired first mortgage bonds, which have not been otherwise used under the Mortgage Indenture (Article VI of the 1937 Indenture); or (3) the amount of cash deposited with the Mortgage Trustee, which cash may be withdrawn on the same basis as additional first mortgage bonds may be issued under clauses (1) and (2) above. (Article VII of the 1937 Indenture; Section 2 of Article III of the Supplemental Indenture dated February 1, 1944; and Article IV of the Supplemental Indenture dated June 1, 1952.) The Restated Indenture will amend the foregoing provisions of the Mortgage Indenture by increasing the percentage in clause (1) above from 60% to 66 2/3%. (Section 5.03 of the Restated Indenture.)

      We will issue the exchange first mortgage bonds under clause (2) above. At September 30, 2002, the amount of net permanent additions available for the issuance of first mortgage bonds exceeded $5.282 billion. As of September 30, 2002, $119 million of retired first mortgage bonds were available to authenticate up to $119 million of our first mortgage bonds.

      We may not issue any additional first mortgage bonds on the basis of clause (1), clause (2) under specified conditions, or clause (3), unless the earnings applicable to bond interest for a specified twelve-month period are equal to twice the annual interest requirements on the first mortgage bonds, including those about to be issued. (Section 4 of Article V, Section 2 of Article VI, and Section 1 of Article VII of the 1937 Indenture.)

      Permanent additions include the following:

•	our electric and steam generating, transmission and distribution properties; and

•	our gas storage and distribution properties.

      (Section 4 of Article I of the 1937 Indenture.)

      Under the Restated Indenture, permanent additions also will include construction work-in-progress, our fractional and undivided property interests, property used for providing telephone or other communication services and engineering, financial, economic, environmental, geological and legal or other studies, surveys or reports associated with the acquisition or construction of any depreciable property. (Section 1.03 of the Restated Indenture.)

      Assuming that the interest cost on variable rate first mortgage bonds is at the maximum allowable rate, earnings applicable to bond interest for the twelve months ended September 30, 2002, would be 2.63 times the annual interest requirements on our first mortgage bonds, including the exchange first mortgage bonds offered hereby. Additional first mortgage bonds may vary as to maturity, interest rate, redemption prices, and sinking fund, among other things. (Article 11 of the 1937 Indenture and Article 11 of the Restated Indenture.) The Restated Indenture will amend the Mortgage Indenture by requiring that earnings applicable to bond interest for a specified twelve-month period be equal to twice the annual interest requirements on the first mortgage bonds, including those about to be issued, and any obligations secured by prior liens and any indebtedness secured by permitted encumbrances. (Sections 1.03 and 5.04 of the Restated Indenture.) Under the Restated Indenture, the calculation of earnings applicable to bond interest will include all of our nonutility revenues. (Section 1.03 of the Restated Indenture.)

Provision Limiting Dividends on Common Stock

      We have agreed that the sum of:

•	all dividends and distributions on our common stock after September 30, 1954, other than in common stock; and

•	the cost of all shares of our common stock acquired by us after that date shall not exceed the sum of:

•	our earned surplus and our qualified subsidiary companies’ earned surplus, consolidated, at September 30, 1954; and

•	an amount equal to our consolidated net income earned after September 30, 1954, after making provision for all dividends accruing after that date on our preferred stock and after taking into consideration all proper charges and credits to earned surplus made after that date.

      In computing net income for the purpose of this covenant, we will deduct an amount, if any, by which 15% of our consolidated gross operating revenues, after certain deductions, exceeds the aggregate of the amounts expended for maintenance and appropriated for reserves for renewals, replacements, retirements, depreciation or depletion. (Article IV of the Supplemental Indenture dated October 1, 1954.) This provision has not impaired our ability to pay dividends in the past and is not expected to do so in the future.

      As of 1957, we no longer had any qualified subsidiary companies.

      The Restated Indenture will replace the dividend restriction described above with the requirement that the sum of:

•	all dividends and distributions on our common stock after the effective date of the Restated Indenture (other than in common stock); and

•	the amount, if any, by which the considerations given by us for the purchase or other acquisition of our common stock after the effective date exceeds the considerations received by us after the effective date from the sale of common stock, shall not exceed the sum of:

•	our retained earnings at the effective date; and

•	an amount equal to our net income earned after the effective date, after deducting all dividends accruing after the effective date on all classes and series of our preferred stock and after taking into consideration all proper charges and credits to earned surplus made after the effective date.

      In computing net income for the purpose of this amended covenant, we will deduct the amount, if any, by which, after the date commencing 365 days prior to the effective date, the actual expenditures or charges for ordinary repairs and maintenance and the charges for reserves, renewals, replacements, retirements, depreciation and depletion are less than 2.50% of our completed depreciable property. (Section 8.07 of the Restated Indenture.)

Release Provisions

      The Mortgage Indenture permits the release from its lien of any property upon depositing or pledging cash or certain other property of comparable fair value. The Mortgage Indenture also permits the following, in each case without any release or consent by the Mortgage Trustee or accountability to the Mortgage Trustee:

•	the sale or other disposal of securities not pledged under the Mortgage Indenture, contracts, accounts, motor cars, and certain equipment and supplies;

•	the cancellation, change or alteration of leases, rights-of-way and easements; and

•	the surrender and modification of any franchise or governmental consent subject to certain restrictions.

      (Article XI of the 1937 Indenture and Article XI of the Restated Indenture.)

      Following the retirement of the first mortgage bonds of each series issued prior to May 1, 1988:

•	we may sell or otherwise dispose of, free of the lien of the Mortgage Indenture, all motor vehicles, vessels and marine equipment, railroad cars, engines and related equipment, airplanes, office furniture and leasehold interests in property owned by third parties; and

•	we may enter into leases relating to the property subject to the lien of the Indenture which do not interfere in any material respect with the use of the property for the purpose for which it is held by us and will not have a material adverse impact on the security afforded by the Mortgage Indenture. (Section 11.02(b) of the Restated Indenture.)

      Following the retirement of the first mortgage bonds of each series issued prior to May 1, 1988, any of the mortgaged and pledged property may be released from the lien of the Mortgage Indenture if, after the release, the fair value of the remaining mortgaged and pledged property equals or exceeds a sum equal to 150% of the aggregate principal amount of first mortgage bonds outstanding. (Section 11.03(k) of the Restated Indenture.) When effective and upon satisfaction of the requirements set forth in the Mortgage Indenture, this provision would permit us to spin-off or otherwise dispose of a substantial amount of assets or a line of business without depositing cash or property with the Mortgage Trustee or obtaining the consent of the bondholders.

Modification of the Mortgage Indenture

      With our consent, the provisions of the Mortgage Indenture may be changed by the affirmative vote of the holders of 66 2/3% in principal amount of the first mortgage bonds outstanding except that, among other things, the following may not be done without the consent of the holder of each first mortgage bond so affected:

•	the maturity of a first mortgage bond may not be extended;

•	the interest rate may not be reduced;

•	the terms of payment of principal or interest may not be changed;

•	no lien ranking prior to or on a parity with the lien of the Mortgage Indenture with respect to any of the property mortgaged or pledged under the Mortgage Indenture may be created;

•	the security of the lien upon the mortgaged and pledged property for the security of such holder’s bond may not be deprived; and

•	the required percentage of the holders of first mortgage bonds relating to actions that require their consent may not be changed.

(Article XVIII of the 1937 Indenture, Article VI of the Supplemental Indenture dated May 1, 1985 and Section 18.02 of the Restated Indenture.)

Concerning the Mortgage Trustee

      In case of a completed default, either the Mortgage Trustee or the holders of 25% in principal amount of (1) the first mortgage bonds outstanding or (2) the first mortgage bonds affected by the default, may declare the first mortgage bonds due and payable, subject to the right of the holders of a majority of the first mortgage bonds then outstanding to rescind or annul such action. Further, the Mortgage Trustee is obligated to take the actions provided in the Mortgage Indenture to enforce payment of the first mortgage bonds and the lien of the Mortgage Indenture upon being requested to do so by the holders of a majority in principal amount of the first mortgage bonds. However, the holders of a majority in principal amount of the first mortgage bonds may direct the taking of any of these actions or the refraining from these actions as is not in violation of the law or the Mortgage Indenture. Before taking these actions, the Mortgage Trustee may require adequate indemnity against the costs, expenses and liabilities to be incurred in connection with these actions. (Article XIII of the 1937 Indenture; Section 6 of Article VI of Supplemental Indenture dated February 1, 1944; Section 4.03 of Supplemental Indenture dated October 1, 1945 and Article XIII of the Restated Indenture.)

Defaults

      The following is a summary of events defined in the Mortgage Indenture as completed defaults:

•	default in payment of principal of any first mortgage bond;

•	default continued for 90 days in payment of interest on any first mortgage bond;

•	default in the covenant contained in Section 11 of Article VIII of the Mortgage Indenture (Section 8.11 of the Restated Indenture) regarding bankruptcy, insolvency, assignment or receivership; and

•	default continued for 90 days after notice in the performance of any other covenant, agreement or condition.

(Section 4.02 of the Supplemental Indenture dated October 1, 1945 and Section 13.01 of the Restated Indenture.)

      The Mortgage Trustee is required to give notice to bondholders (1) within 90 days after the occurrence of a default known to the Mortgage Trustee or (2) if the Mortgage Trustee is unaware of a default during the 90 day period, then, within 30 days after the Mortgage Trustee knows of the default, unless the default has been cured before giving its notice. However, except in the case of a default resulting from the failure to make any payment of principal or interest on any first mortgage bonds or to make any sinking fund payment, the Mortgage Trustee may withhold the notice if its board of directors, executive committee or a trust committee of directors or responsible officers determines in good faith that withholding the notice is in the interest of the bondholders. (Section 4 of Article V of the Supplemental Indenture dated February 1, 1944 and Section 16.02 of the Restated Indenture.)

      We are required to file with the Mortgage Trustee information, documents and reports regarding our compliance with the conditions and covenants of the Mortgage Indenture as may be required by the rules and regulations of the SEC, including a certificate, furnished at least annually, as to our compliance with all of the conditions and covenants under the Mortgage Indenture. (Section 8 of Article III of the Supplemental Indenture dated February 1, 1944 and Section 8.18 of the Restated Indenture.)

General

      Whenever all indebtedness secured by the Mortgage Indenture has been paid, or adequate provision for payment has been made, the Mortgage Trustee will cancel and discharge the Mortgage Indenture. (Article XVII of the 1937 Indenture and Article XVII of the Restated Indenture.) After the date that all first mortgage bonds of each series issued under the Mortgage Indenture prior to May 1, 1988 have been retired through payment or redemption, we may deposit with the Mortgage Trustee any combination of cash or government obligations in order to provide for the payment of any series or all of the first mortgage bonds outstanding. The Mortgage Indenture also provides that we must furnish to the Mortgage Trustee officers’ certificates, certificates of an engineer, appraiser or other expert and, in some cases, accountants’ certificates in connection with the authentication of first mortgage bonds, the release or release and substitution of property and some other matters, and opinions of counsel as to the lien of the Mortgage Indenture and some other matters. (Article IV of the Supplemental Indenture dated February 1, 1944; Articles IV, V, VI, VII, XI and XVII and Section 20.08 of the Restated Indenture.)

BOOK-ENTRY SYSTEM

General

      Except as set forth below, the exchange first mortgage bonds will initially be issued in the form of one or more global first mortgage bonds (each, a “new global first mortgage bond”). Each new global first mortgage bond will be deposited on the date of the closing of the exchange of the original first mortgage bonds for the exchange first mortgage bonds with, or on behalf of, DTC and will be registered in the name of DTC or its nominee. Investors may hold their beneficial interests in a new global first mortgage bond directly through DTC or indirectly through organizations which are participants in the DTC system.

      Unless and until they are exchanged in whole or in part for certificated first mortgage bonds, the new global first mortgage bonds may not be transferred except as a whole by DTC or its nominee.

      DTC has advised us as follows:

•	DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

•	DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and other organizations. Indirect access to the DTC system is available to others, including banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      Upon the issuance of the new global first mortgage bonds, DTC or its custodian will credit, on its internal system, the respective principal amounts of the exchange first mortgage bonds represented by the new global first mortgage bonds to the accounts of persons who have accounts with DTC. Ownership of beneficial interests in the new global first mortgage bonds will be limited to persons who have accounts with DTC or persons who hold interests through the persons who have accounts with DTC. Persons who have accounts with DTC are referred to as “participants.” Ownership of beneficial interests in the new global first mortgage bonds will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee, with respect to interests of participants, and the records of participants, with respect to interests of persons other than participants.

      As long as DTC or its nominee is the registered owner or holder of the new global first mortgage bonds, DTC or the nominee, as the case may be, will be considered the sole record owner or holder of the exchange first mortgage bonds represented by the new global first mortgage bonds for all purposes under the indenture and the exchange first mortgage bonds. No beneficial owners of an interest in the new global first mortgage bonds will be able to transfer that interest except according to DTC’s applicable procedures, in addition to those provided for under the indenture. Owners of beneficial interests in the new global first mortgage bonds will not:

•	be entitled to have the exchange first mortgage bonds represented by the new global first mortgage bonds registered in their names, receive or be entitled to receive physical delivery of certificated first mortgage bonds in definitive form, and

•	be considered to be the owners or holders of any exchange first mortgage bonds under the new global first mortgage bonds.

      Accordingly, each person owning a beneficial interest in new global first mortgage bonds must rely on the procedures of DTC and, if a person is not a participant, on the procedures of the participant through which that person owns its interests, to exercise any right of a holder of exchange first mortgage bonds under the new global first mortgage bonds. We understand that under existing industry practice, if an owner of a beneficial interest in the new global first mortgage bonds desires to take any action that DTC, as the holder of the new global first mortgage bonds, is entitled to take, DTC would authorize the participants to take that action, and that the participants would authorize beneficial owners owning through the participants to take that action or would otherwise act upon the instructions of beneficial owners owning through them.

      Payments of the principal of, premium, if any, and interest on the exchange first mortgage bonds represented by the new global first mortgage bonds will be made by us to the trustee and from the trustee to DTC or its nominee, as the case may be, as the registered owner of the new global first mortgage bonds. Neither we, the trustee, nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the new global first mortgage bonds or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

      We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the new global first mortgage bonds will credit participants’ accounts with payments in amounts proportionate to their respective beneficial ownership interests in the principal amount of the new global first mortgage bonds, as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the new global first mortgage bonds held through these participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for these customers. These payments will be the responsibility of these participants.

      Transfer between participants in DTC will be effected in the ordinary way in accordance with DTC rules. If a holder requires physical delivery of first mortgage bonds in certificated form for any reason, including to sell first mortgage bonds to persons in states which require the delivery of the first mortgage bonds or to pledge the first mortgage bonds, a holder must transfer its interest in the new global first mortgage bonds in accordance with the normal procedures of DTC and the procedures set forth in the indenture.

      Unless and until they are exchanged in whole or in part for certificated exchange first mortgage bonds in definitive form, the new global first mortgage bonds may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

      DTC has advised us that DTC will take any action permitted to be taken by a holder of first mortgage bonds, including the presentation of first mortgage bonds for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in the new global first mortgage bonds are credited. Further, DTC will take any action permitted to be taken by a holder of first mortgage bonds only in respect of that portion of the aggregate principal amount of first mortgage bonds as to which the participant or participants has or have given that direction.

      Although DTC has agreed to these procedures in order to facilitate transfers of interests in the new global first mortgage bonds among participants of DTC, it is under no obligation to perform these procedures, and may discontinue them at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

      Subject to specified conditions, any person having a beneficial interest in the new global first mortgage bonds may, upon request to the trustee, exchange the beneficial interest for exchange first mortgage bonds in the form of certificated first mortgage bonds. Upon any issuance of certificated first mortgage bonds, the trustee is required to register the certificated first mortgage bonds in the name of, and cause the same to be delivered to, the person or persons, or the nominee of these persons. In addition, if DTC is at any time unwilling or unable to continue as a depositary for the new global first mortgage bonds, and a successor depositary is not appointed by us within 120 days, we will issue certificated first mortgage bonds in exchange for the new global first mortgage bonds.

EXCHANGE OFFER AND REGISTRATION RIGHTS

      As part of the sale of the original first mortgage bonds, under a registration rights agreement, dated as of August 29, 2002, we agreed with the initial purchasers in the offering of the original first mortgage bonds, for the benefit of the holders of the original first mortgage bonds, to file with the SEC an exchange offer registration statement or, if applicable, a shelf registration statement.

      If any holder of an original first mortgage bond that is a qualified institutional buyer notifies us prior to the 20th day following the consummation of the exchange offer that (i) such holder was prohibited by applicable law or SEC policy from participating in the exchange offer, (ii) that such holder may not resell the exchange first mortgage bonds to the public without delivering a prospectus and that the prospectus contained in the exchange offer registration statement is not appropriate or available for such resale by such holder or (iii) that it is a participating broker-dealer and holds original first mortgage bonds acquired directly from us or one of our affiliates, then in each case, we will (x) promptly deliver to the holders written notice thereof and (y) at our sole expense (a) as promptly as practicable (but in no event more than 90 days after so required or requested pursuant to the registration rights agreement), file a shelf registration statement covering resales of those original first mortgage bonds, (b) use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act (but in no event more than 120 days after so required or requested pursuant to the registration rights agreement or, if later, 210 days after the original first mortgage bonds were issued) and (c) use our reasonable best efforts to keep effective the shelf registration statement until the earlier of two years (or, if Rule 144(k) is amended to provide a shorter restrictive period, such shorter period) after the issuance of the original first mortgage bonds or such time as all of the applicable original first mortgage bonds have been sold under the shelf registration statement. We will, if a shelf registration statement is declared effective, provide to each holder copies of the prospectus that is a part of the shelf registration statement, notify each such holder when the shelf registration statement for the first mortgage bonds has become effective and take any other actions as are required to permit unrestricted resales of the original first mortgage bonds. A holder that sells original first mortgage bonds pursuant to the shelf registration statement will be required to be named as a selling security holder in the related prospectus, to provide information related thereto and to deliver that prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with the sales and will be bound by the provisions of the registration rights agreement that are applicable to such a holder (including certain indemnification rights and obligations). We will not have any obligation to include in the shelf registration statement holders who do not deliver that information to us.

      If we fail to comply with certain provisions of the registration rights agreement, as described below, then a special interest premium will become payable in respect of the original first mortgage bonds.

      If any required shelf registration statement is not declared effective on or before March 28, 2003, the special interest premium will accrue in respect of the original first mortgage bonds from and including March 29, 2003 at a rate equal to 0.50% per annum. The aggregate amount of the special interest premium in respect of the original first mortgage bonds payable pursuant to the above provision will in no event exceed 0.50% per annum and provided, further, that if the exchange offer registration statement is not declared effective on or before February 26, 2003 and we request holders of the original first mortgage bonds to provide the information called for by the registration rights agreement for inclusion in the shelf registration statement, the original first mortgage bonds owned by holders who do not deliver such information to us when required pursuant to the registration rights agreement will not be entitled to any such increase in the interest rate for any day after March 28, 2003. Upon effectiveness of a shelf registration statement, after March 28, 2003, the interest rate on the original first mortgage bonds from the day of consummation will be reduced to the original interest rate.

      If a shelf registration statement is declared effective pursuant to the foregoing paragraphs, and if such shelf registration statement ceases to be continuously effective or the prospectus contained in such shelf registration statement ceases to be usable for resales (x) at any time prior to the earlier of two years (or if Rule 144(k) is amended to provide a shorter restrictive period, such shorter period) after the issuance of the first mortgage bonds or such time as all of the applicable first mortgage bonds have been sold under the shelf registration statement or (y) due to corporate developments, public filings with the SEC or similar events, or because the prospectus contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, and such failure continues for more than 60 days (whether or not consecutive and whether or not arising out of a single or multiple circumstances) in any twelve-month period (the day, with respect to (x), or the 61st day, with respect to (y), being referred to as the “default day”), then from the default day until the earlier of (i) the date that the shelf registration statement and the prospectus are again deemed effective and usable for resales, respectively, (ii) the date that is the second anniversary of the issuance of the first mortgage bonds (or, if Rule 144(k) is amended to provide a shorter restrictive period, such shorter period), or (iii) the date as of which all of the original first mortgage bonds are sold pursuant to the shelf registration statement, the special interest premium in respect of the original first mortgage bonds will accrue at a rate equal to 0.50% per annum. The aggregate amount of the special interest premium in respect of the original first mortgage bonds payable pursuant to the above provisions will in no event exceed 0.50% per annum.

      If we fail to keep the shelf registration statement continuously effective or useable for resales pursuant to the preceding paragraph, we will give the holders notice to suspend the sale of the original first mortgage bonds and will extend the relevant period referred to above during which we are required to keep effective the shelf registration statement (or the period during which participating broker-dealers are entitled to use the prospectus included in an exchange offer registration statement in connection with the resale of exchange first mortgage bonds) by the number of days during the period from and including the date of the giving of such notice to and including the date when holders will have received copies of the supplemented or amended prospectus necessary to permit resales of the original first mortgage bonds or to and including the date on which we have given notice that the sale of the original first mortgage bonds may be resumed, as the case may be.

      The registration rights agreement is governed by, and construed in accordance with, the laws of the State of New York. The summary herein of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a form of which is available upon request to us. In addition, the information set forth above concerning certain interpretations and positions taken by the staff is not intended to constitute legal advice, and prospective investors should consult their own legal advisors with respect to these matters.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following is a discussion of the material U.S. federal income tax consequences of the exchange of original first mortgage bonds for exchange first mortgage bonds. This summary is based on the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative pronouncements and judicial decisions, all as in effect on the date of this prospectus and all subject to change or differing interpretations, possibly with retroactive effect. This discussion is limited to holders that purchased the original first mortgage bonds upon their original issuance and that hold the original first mortgage bonds, and will hold the exchange first mortgage bonds, as capital assets within the meaning of Section 1221 of the Internal Revenue Code. This discussion does not address all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as financial institutions, tax-exempt entities, holders whose functional currency is not the U.S. dollar, insurance companies, dealers in securities or foreign currencies, persons holding notes as part of a hedge, straddle or other integrated transaction, or persons who have ceased to be United States citizens or to be taxed as resident aliens. You should consult with your own tax advisor about the application of the U.S. federal income tax laws to your particular situation as well as any consequences of the exchange under the tax laws of any state, local or foreign jurisdiction.

      Your acceptance of the exchange offer and your exchange of original first mortgage bonds for exchange first mortgage bonds will not be taxable for U.S. federal income tax purposes because the exchange first mortgage bonds will not be considered to differ materially in kind or extent from the original first mortgage bonds. Rather, the exchange first mortgage bonds you receive will be treated as a continuation of your investment in the original first mortgage bonds. Accordingly, you will not recognize gain or loss upon the exchange of original first mortgage bonds for exchange first mortgage bonds pursuant to the exchange offer, your tax basis in the exchange first mortgage bonds will be the same as your adjusted tax basis in the original first mortgage bonds immediately before the exchange, and your holding period for the exchange first mortgage bonds will include the holding period for the original first mortgage bonds exchanged therefor. There will be no U.S. federal income tax consequences to holders that do not exchange their original first mortgage bonds pursuant to the exchange offer.

PLAN OF DISTRIBUTION

      Based on interpretations by the staff of the SEC in no-action letters issued to third parties, we believe that you may freely transfer exchange first mortgage bonds issued in the exchange offer if:

•	you acquire the exchange first mortgage bonds in the ordinary course of your business, and

•	you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of exchange first mortgage bonds.

      We believe that you may not transfer exchange first mortgage bonds issued in the exchange offer in exchange for the original first mortgage bonds if you are:

•	our “affiliate,” within the meaning of Rule 405 under the Securities Act,

•	a broker-dealer that acquired original first mortgage bonds directly from us, or

•	a broker-dealer that acquired original first mortgage bonds as a result of market-making activities or other trading activities without compliance with the registration and prospectus delivery provisions of the Securities Act.

      If you wish to exchange your original first mortgage bonds for exchange first mortgage bonds in the exchange offer, you will be required to make representations to us as described in “The Exchange Offer — Procedures for Tendering” and in the letter of transmittal.

      Each broker-dealer that receives exchange first mortgage bonds for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange first mortgage bonds. Broker-dealers may use this prospectus for resales of exchange first mortgage bonds received in exchange for original first mortgage bonds where the original first mortgage bonds were acquired as a result of market-making activities or other trading activities.

      We will not receive any proceeds from any sale of exchange first mortgage bonds by broker-dealers. Broker-dealers may sell exchange first mortgage bonds received for their own account under the exchange offer in transactions:

•	in the over-the-counter market,

•	in negotiated transactions,

•	through the writing of options on the exchange first mortgage bonds, or

•	a combination of such methods of resale.

      The prices at which these sales occur may be:

•	at market prices prevailing at the time of resale,

•	at prices related to such prevailing market prices, or

•	at negotiated prices.

      Broker-dealers may make any such resale directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange first mortgage bonds. Any broker-dealer that receives exchange first mortgage bonds for its own account under the exchange offer and any broker or dealer that participates in a distribution of such exchange first mortgage bonds may be deemed to be an “underwriter” within the meaning of the Securities Act. Any profit on any such resale of exchange first mortgage bonds and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not admit that it is an “underwriter” within the meaning of the Securities Act.

      Furthermore, any broker-dealer that acquired any of its original first mortgage bonds directly from us:

•	may not rely on the applicable interpretation of the staff of the SEC’s position contained in Exxon Capital Holdings Corp., SEC no-action letter (available April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (available June 5, 1991) and Shearman & Sterling, SEC no-action letter (available July 2, 1983); and

•	must also be named as a selling first mortgage bondholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

      For a period of 210 days from the date the registration statement related to this prospectus is declared effective, we will send a reasonable number of additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any broker-dealers and will indemnify the holders of the original first mortgage bonds (including any broker-dealers) against some liabilities, including liabilities under the Securities Act.

LEGAL OPINIONS

      Legal opinions relating to the exchange first mortgage bonds will be rendered by our counsel, Gary R. Johnson, 800 Nicollet Mall, Suite 3000, Minneapolis, Minnesota. Gary R. Johnson is our Vice President and General Counsel and is the beneficial owner, as of October 2002, of 135,761 shares of common stock of our parent company, Xcel Energy Inc.

INDEPENDENT ACCOUNTANTS

      Our consolidated financial statements and schedule as of December 31, 2001 and December 31, 2000 incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto. The consolidated financial statements and schedule referred to above have been included herein in reliance upon the authority of such firm as experts in giving said report. We have been unable to obtain the consent of Arthur Andersen LLP to the use of their report in this prospectus. In reliance on Rule 437a promulgated under the Securities Act, we have dispensed with the requirement to file with the registration statement, of which this prospectus is a part, a written consent of Arthur Andersen LLP. As a result, your ability to assert claims against Arthur Andersen LLP may be limited. Since we have not been able to obtain the written consent of Arthur Andersen LLP, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of material fact contained in the report or financial statements or any omissions to state a material fact required to be stated in the financial statements. See “Risk Factors — Risks Associated with our former accountant, Arthur Andersen LLP.”

      Our consolidated financial statements as of December 31, 1999 and for the year then ended, incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Northern States Power Company

(a Minnesota corporation)

Offer to Exchange

$450,000,000 8.00% First Mortgage Bonds, Series B due August 28, 2012
For Any and All Outstanding $450,000,000 First Mortgage Bonds
Series A due August 28, 2012

PROSPECTUS

                    , 2002

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

      Section 302A.521 of the Minnesota Statues permits indemnification of officers and directors of domestic or foreign corporations under certain circumstances and subject to certain limitations. Pursuant to authorization contained in our Restated Articles of Incorporation as amended, Article 6 of our Bylaws contains provisions for indemnification of our directors and officers consistent with the provisions of Section 302A.521 of the Minnesota Statues. We have entered into indemnity agreements with our directors that provide for indemnification consistent with the Minnesota statutes and our Bylaws.

      We have obtained insurance policies indemnifying our company and our company’s directors and officers against certain civil liabilities and related expenses.

Item 21.	Exhibits

Exhibit
Number	Description

2.1*	Agreement and Plan of Merger, dated as of March 24, 1999, by and between Northern States Power Company and New Century Energies, Inc. (Exhibit 2.1 to the Report on Form 8-K (File No. 1-12907) of New Century Energies, Inc. dated March 24, 1999).
4.1	Registration Rights Agreement, dated as of August 29, 2002, among the Company and Lehman Brothers Inc., as representative for the Initial Purchasers.
4.2*	Trust Indenture, dated February 1, 1937, from the Company to Harris Trust and Savings Bank, as Trustee. (Exhibit B-7 to File No. 2-5290).
4.3*	Supplemental and Restated Trust Indenture, dated May 1, 1988, from the Company to Harris Trust and Savings Bank, as Trustee. (Exhibit 4.02 the Company’s to Form 10-K for the year 1988, File No. 1-3034).
Supplemental Indenture between the Company and said Trustee, supplemental to Exhibit 4.03, dated as follows:
4.4*	June 1, 1942 (Exhibit B-8 to File No. 2-97667).
4.5*	Feb. 1, 1944 (Exhibit B-9 to File No. 2-5290).
4.6*	Oct. 1, 1945 (Exhibit 7.09 to File No. 2-5924).
4.7*	July 1, 1948 (Exhibit 7.05 to File No. 2-7549).
4.8*	Aug. 1, 1949 (Exhibit 7.06 to File No. 2-8047).
4.9*	June 1, 1952 (Exhibit 4.08 to File No. 2-9631).
4.10*	Oct. 1, 1954 (Exhibit 4.10 to File No. 2-12216).
4.11*	Sept. 1, 1956 (Exhibit 2.09 to File No. 2-13463).
4.12*	Aug. 1, 1957 (Exhibit 2.10 to File No. 2-14156).
4.13*	July 1, 1958 (Exhibit 4.12 to File No. 2-15220).
4.14*	Dec. 1, 1960 (Exhibit 2.12 to File No. 2-18355).
4.15*	Aug. 1, 1961 (Exhibit 2.13 to File No. 2-20282).
4.16*	June 1, 1962 (Exhibit 2.14 to File No. 2-21601).
4.17*	Sept. 1, 1963 (Exhibit 4.16 to File No. 2-22476).
4.18*	Aug. 1, 1966 (Exhibit 2.16 to File No. 2-26338).
4.19*	June 1, 1967 (Exhibit 2.17 to File No. 2-27117).
4.20*	Oct. 1, 1967 (Exhibit 2.01R to File No. 2-28447).
4.21*	May 1, 1968 (Exhibit 2.01S to File No. 2-34250).
4.22*	Oct. 1, 1969 (Exhibit 2.01T to File No. 2-36693).

Exhibit
Number	Description

4.23*	Feb. 1, 1971 (Exhibit 2.01U to File No. 2-39144).
4.24*	May 1, 1971 (Exhibit 2.01V to File No. 2-39815).
4.25*	Feb. 1, 1972 (Exhibit 2.01W to File No. 2-42598).
4.26*	Jan. 1, 1973 (Exhibit 2.01X to File No. 2-46434).
4.27*	Jan. 1, 1974 (Exhibit 2.01Y to File No. 2-53235).
4.28*	Sept. 1, 1974 (Exhibit 2.01Z to File No. 2-53235).
4.29*	April 1, 1975 (Exhibit 4.01AA to File No. 2-71259).
4.30*	May 1, 1975 (Exhibit 4.01BB to File No. 2-71259).
4.31*	March 1, 1976 (Exhibit 4.01CC to File No. 2-71259).
4.32*	June 1, 1981 (Exhibit 4.01DD to File No. 2-71259).
4.33*	Dec. 1, 1981 (Exhibit 4.01EE to File No. 2-83364).
4.34*	May 1, 1983 (Exhibit 4.01FF to File No. 2-97667).
4.35*	Dec. 1, 1983 (Exhibit 4.01GG to File No. 2-97667).
4.36*	Sept. 1, 1984 (Exhibit 4.01HH to File No. 2-97667).
4.37*	Dec. 1, 1984 (Exhibit 4.01II to File No. 2-97667).
4.38*	May 1, 1985 (Exhibit 4.36 to Form 10-K for the year 1985, File No. 1-3034).
4.39*	Sept. 1, 1985 (Exhibit 4.37 to Form 10-K for the year 1985, File No. 1-3034).
4.40*	July 1, 1989 (Exhibit 4.01 to Form 8-K dated July 7, 1989, File No. 1-3034).
4.41*	June 1, 1990 (Exhibit 4.01 to Form 8-K dated June 1, 1990, File No. 1-3034).
4.42*	Oct. 1, 1992 (Exhibit 4.01 to Form 8-K dated Oct. 13, 1992, File No. 1-3034).
4.43*	April 1, 1993 (Exhibit 4.01 to Form 8-K dated March 30, 1993, File No. 1-3034).
4.44*	Dec. 1, 1993 (Exhibit 4.01 to Form 8-K dated Dec. 7, 1993, File No. 1-3034).
4.45*	Feb. 1, 1994 (Exhibit 4.01 to Form 8-K dated Feb. 10, 1994, File No. 1-3034).
4.46*	Oct. 1, 1994 (Exhibit 4.1 to Form 8-K dated Oct. 5, 1994, File No. 1-3034).
4.47*	June 1, 1995 (Exhibit 4.01 to Form 8-K dated June 28, 1995, File No. 1-3034).
4.48*	April 1, 1997 (Exhibit 4.47 to Form 10-K for the year 1997, File No. 1-3034).
4.49*	March 1, 1998 (Exhibit 4.01 to Form 8-K dated March 11, 1998, File No. 1-3034).
4.50*	May 1, 1999 (Exhibit 4.49 to Form 10 of the Company, File No. 000-31709).
4.51*	June 1, 2000 (Exhibit 4.50 to Form 10 of the Company, File No. 000-31709).
4.52*	Aug. 1, 2000 (Assignment and Assumption of Trust Indenture) (Exhibit 4.51 to Form 10 of the Company, File No. 000-31709).
4.53*	June 1, 2002 (Exhibit 4.05 to the Company’s Form 10-Q for the quarter ended September 30, 2002, File No. 1-03034).
4.54*	July 1, 2002 (Exhibit 4.06 to the Company’s Form 10-Q for the quarter ended September 30, 2002, File No. 1-03034).
4.55*	Aug. 1, 2002 (Exhibit 4.01 to Form 8-K dated Aug. 22, 2002, File No. 1-31387).
4.56	Form of first mortgage bonds (included in Exhibit 4.55).
4.57	Form of exchange first mortgage bonds (included in Exhibit 4.55).
5.1	Opinion of Gary R. Johnson regarding the legality of the exchange first mortgage bonds to be issued.
12.1	Statement of Computation of Ratio of Earnings to Fixed Charges.
16.1*	Letter re Change in Certifying Accountant (Exhibit 16.01 to Form 8-K Report dated April 3, 2002, File No. 1-03789).
23.1	Independent Accountants’ Consent of PricewaterhouseCoopers LLP.
23.2	Legal Counsel’s Consent (See item 5.01)

Exhibit
Number	Description

24.1	Power of Attorney.
25.1	Form T-1 Statement of Eligibility of BNY Midwest Trust Company to act as Trustee under the Trust Indenture dated February 1, 1937.
99.1	Form of Exchange Agency Agreement.
99.2	Form of Letter of Transmittal.
99.3	Form of Notice of Guaranteed Delivery.
99.4	Form of Letter to Clients.
99.5	Form of Letter to Nominees.

* Indicates incorporation by reference.

Item 22.	Undertakings

      (1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (2) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

      (3) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (5) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (6) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Minneapolis, state of Minnesota, on November 26, 2002.

NORTHERN STATES POWER COMPANY

By:	/s/ BENJAMIN G.S. FOWKE III

Benjamin G.S. Fowke III
Vice President and Treasurer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* Wayne H. Brunetti		Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	November 26, 2002

/s/ GARY R. JOHNSON Gary R. Johnson		Vice President, General Counsel and Director	November 26, 2002

* Richard C. Kelly		Vice President, Chief Financial Officer and Director (Principal Financial Officer)	November 26, 2002

* David E. Ripka		Vice President and Controller (Principal Accounting Officer)	November 26, 2002

*By:	/s/ CATHY J. HART Cathy J. Hart (Attorney-in-Fact) November 26, 2002

EXHIBIT INDEX

Exhibit
Number	Description

2.1*	Agreement and Plan of Merger, dated as of March 24, 1999, by and between Northern States Power Company and New Century Energies, Inc. (Exhibit 2.1 to the Report on Form 8-K (File No. 1-12907) of New Century Energies, Inc. dated March 24, 1999).
4.1	Registration Rights Agreement, dated as of August 29, 2002, among the Company and Lehman Brothers Inc., as representative for the Initial Purchasers.
4.2*	Trust Indenture, dated February 1, 1937, from the Company to Harris Trust and Savings Bank, as Trustee. (Exhibit B-7 to File No. 2-5290).
4.3*	Supplemental and Restated Trust Indenture, dated May 1, 1988, from the Company to Harris Trust and Savings Bank, as Trustee. (Exhibit 4.02 the Company’s to Form 10-K for the year 1988, File No. 1-3034).
Supplemental Indenture between the Company and said Trustee, supplemental to Exhibit 4.03, dated as follows:
4.4*	June 1, 1942 (Exhibit B-8 to File No. 2-97667).
4.5*	Feb. 1, 1944 (Exhibit B-9 to File No. 2-5290).
4.6*	Oct. 1, 1945 (Exhibit 7.09 to File No. 2-5924).
4.7*	July 1, 1948 (Exhibit 7.05 to File No. 2-7549).
4.8*	Aug. 1, 1949 (Exhibit 7.06 to File No. 2-8047).
4.9*	June 1, 1952 (Exhibit 4.08 to File No. 2-9631).
4.10*	Oct. 1, 1954 (Exhibit 4.10 to File No. 2-12216).
4.11*	Sept. 1, 1956 (Exhibit 2.09 to File No. 2-13463).
4.12*	Aug. 1, 1957 (Exhibit 2.10 to File No. 2-14156).
4.13*	July 1, 1958 (Exhibit 4.12 to File No. 2-15220).
4.14*	Dec. 1, 1960 (Exhibit 2.12 to File No. 2-18355).
4.15*	Aug. 1, 1961 (Exhibit 2.13 to File No. 2-20282).
4.16*	June 1, 1962 (Exhibit 2.14 to File No. 2-21601).
4.17*	Sept. 1, 1963 (Exhibit 4.16 to File No. 2-22476).
4.18*	Aug. 1, 1966 (Exhibit 2.16 to File No. 2-26338).
4.19*	June 1, 1967 (Exhibit 2.17 to File No. 2-27117).
4.20*	Oct. 1, 1967 (Exhibit 2.01R to File No. 2-28447).
4.21*	May 1, 1968 (Exhibit 2.01S to File No. 2-34250).
4.22*	Oct. 1, 1969 (Exhibit 2.01T to File No. 2-36693).
4.23*	Feb. 1,1971 (Exhibit 2.01U to File No. 2-39144).
4.24*	May 1, 1971 (Exhibit 2.01V to File No. 2-39815).
4.25*	Feb. 1, 1972 (Exhibit 2.01W to File No. 2-42598).
4.26*	Jan. 1, 1973 (Exhibit 2.01X to File No. 2-46434).
4.27*	Jan. 1, 1974 (Exhibit 2.01Y to File No. 2-53235).
4.28*	Sept. 1, 1974 (Exhibit 2.01Z to File No. 2-53235).
4.29*	April 1, 1975 (Exhibit 4.01AA to File No. 2-71259).
4.30*	May 1, 1975 (Exhibit 4.01BB to File No. 2-71259).
4.31*	March 1, 1976 (Exhibit 4.01CC to File No. 2-71259).
4.32*	June 1, 1981 (Exhibit 4.01DD to File No. 2-71259).
4.33*	Dec. 1, 1981 (Exhibit 4.01EE to File No. 2-83364).
4.34*	May 1, 1983 (Exhibit 4.01FF to File No. 2-97667).

Exhibit
Number	Description

4.35*	Dec. 1, 1983 (Exhibit 4.01GG to File No. 2-97667).
4.36*	Sept. 1, 1984 (Exhibit 4.01HH to File No. 2-97667)
4.37*	Dec. 1, 1984 (Exhibit 4.01II to File No. 2-97667).
4.38*	May 1, 1985 (Exhibit 4.36 to Form 10-K for the year 1985, File No. 1-3034).
4.39*	Sept. 1, 1985 (Exhibit 4.37 to Form 10-K for the year 1985, File No. 1-3034).
4.40*	July 1, 1989 (Exhibit 4.01 to Form 8-K dated July 7, 1989, File No. 1-3034).
4.41*	June 1, 1990 (Exhibit 4.01 to Form 8-K dated June 1, 1990, File No. 1-3034).
4.42*	Oct. 1, 1992 (Exhibit 4.01 to Form 8-K dated Oct. 13, 1992, File No. 1-3034).
4.43*	April 1, 1993 (Exhibit 4.01 to Form 8-K dated March 30, 1993, File No. 1-3034).
4.44*	Dec. 1, 1993 (Exhibit 4.01 to Form 8-K dated Dec. 7, 1993, File No. 1-3034).
4.45*	Feb. 1, 1994 (Exhibit 4.01 to Form 8-K dated Feb. 10, 1994, File No. 1-3034).
4.46*	Oct. 1, 1994 (Exhibit 4.1 to Form 8-K dated Oct. 5, 1994, File No. 1-3034).
4.47*	June 1, 1995 (Exhibit 4.01 to Form 8-K dated June 28, 1995, File No. 1-3034).
4.48*	April 1, 1997 (Exhibit 4.47 to Form 10-K for the year 1997, File No. 1-3034).
4.49*	March 1, 1998 (Exhibit 4.01 to Form 8-K dated March 11, 1998, File No. 1-3034).
4.50*	May 1, 1999 (Exhibit 4.49 to Form 10 of the Company, File No. 000-31709).
4.51*	June 1, 2000 (Exhibit 4.50 to Form 10 of the Company, File No. 000-31709).
4.52*	Aug. 1, 2000 (Assignment and Assumption of Trust Indenture) (Exhibit 4.51 to Form 10 of the Company, File No. 000-31709).
4.53*	June 1, 2002 (Exhibit 4.05 to the Company’s Form 10-Q for the quarter ended September 30, 2002, File No. 1-03034).
4.54*	July 1, 2002 (Exhibit 4.06 to the Company’s Form 10-Q for the quarter ended September 30, 2002, File No. 1-03034).
4.55*	Aug. 1, 2002 (Exhibit 4.01 to Form 8-K dated Aug. 22, 2002, File No. 1-31387).
4.56	Form of first mortgage bonds (included in Exhibit 4.55).
4.57	Form of exchange first mortgage bonds (included in Exhibit 4.55).
5.1	Opinion of Gary R. Johnson regarding the legality of the exchange first mortgage bonds to be issued.
12.1	Statement of Computation of Ratio of Earnings to Fixed Charges.
16.1*	Letter re Change in Certifying Accountant (Exhibit 16.01 to Form 8-K Report dated April 3, 2002, File No. 1-03789).
23.1	Independent Accountants’ Consent of PricewaterhouseCoopers LLP.
23.2	Legal Counsel’s Consent (See item 5.01)
24.1	Power of Attorney.
25.1	Form T-1 Statement of Eligibility of BNY Midwest Trust Company to act as Trustee under the Trust Indenture dated February 1, 1937.
99.1	Form of Exchange Agency Agreement.
99.2	Form of Letter of Transmittal.
99.3	Form of Notice of Guaranteed Delivery.
99.4	Form of Letter to Clients.
99.5	Form of Letter to Nominees.

*	Indicates incorporation by reference